Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

RESIDENTIAL RENEWABLE ENERGY TECHNOLOGIES, INC.,

LONESTAR RENEWABLE TECHNOLOGIES ACQUISITION CORP. AND

ENERGY EFFICIENCY SOLAR, INC.

and

IES RENEWABLE ENERGY, LLC

Dated as of February 8, 2013

ARTICLE I DEFINITIONS; CONSTRUCTION		1
1.1	Certain Definitions	1
1.2	Construction	1

ARTICLE II PURCHASE AND SALE		2

2.1	Transfer of Purchased Assets	2
2.2	Purchase Price	2
2.3	Deliveries at Closing	3
2.4	Assumed Liabilities	4
2.5	Excluded Assets	4
2.6	Allocation of the Purchase Price	4
2.7	Required Deductions and Withholding	5

ARTICLE III REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE BUSINESS		5

3.1	Organization and Good Standing; Power	5
3.2	Authority; No Conflict; Consents	5
3.3	Financial Statements; Intercompany Payables	6
3.4	Books and Records	7
3.5	Property	7
3.6	Condition and Sufficiency of Assets	9
3.7	Accounts Receivable	9
3.8	Taxes	10
3.9	Employee Benefits	10
3.10	Compliance with Legal Requirements; Governmental Authorizations	12
3.11	Legal Proceedings; Orders	13
3.12	Absence of Certain Changes and Events	14
3.13	Material Contracts; No Defaults	15
3.14	Environmental Matters	16
3.15	Employees	17
3.16	Labor Relations; Compliance	19
3.17	Intellectual Property	19
3.18	Customers and Suppliers	20
3.19	Solvency	20
3.20	Forecasts	20
3.21	Relationships With Related Persons	21
3.22	Brokers or Finders	21
3.23	No Other Subsidiaries	21
3.24	Warranties	21

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE BUYER		21

4.1	Organization and Good Standing	22
4.2	Authority; No Conflict	22
4.3	Certain Proceedings	22

i

4.4	Brokers or Finders	23

ARTICLE V COVENANTS OF THE SELLERS		23

5.1	Noncompete; Nonsolicitation; Nondisparagement	23
5.2	Tax Matters	25
5.3	Use of Name	25
5.4	Forwarding Services	25
5.5	Books and Records	26
5.6	Employee Matters	26

ARTICLE VI CLOSING		28

6.1	Closing	28
6.2	Sellers Closing Deliveries	29
6.3	Buyer Closing Deliveries	30
6.4	Conditions to Closing.	31

ARTICLE VII INDEMNIFICATION; REMEDIES		31

7.1	Survival; Knowledge of Inaccuracies	31
7.2	Indemnification and Payment of Damages by Sellers	31
7.3	Indemnification and Payment of Damages by the Buyer	32
7.4	Time Limitations and Restrictions	32
7.5	Exclusive Remedy; Exceptions to Limitations	33
7.6	Procedure For Third Party Indemnification Claims	33
7.7	Procedure for Other Indemnification Claims	35
7.8	Adjustments to Purchase Price	35
7.9	Independent Reliance and Related Matters	35
7.10	Access and Information	35

ARTICLE VIII GENERAL PROVISIONS		36

8.1	Expenses	36
8.2	Public Announcements	36
8.3	Notices	36
8.4	Further Assurances	37
8.5	Waiver	37
8.6	Entire Agreement and Modification	37
8.7	Disclosure Letter	38
8.8	Assignments; Successors; Third-Party Rights	38
8.9	Severability	38
8.10	Time of Essence	38
8.11	Governing Law	38
8.12	Dispute Resolution	38
8.13	Specific Performance	41
8.14	No Presumption Against Any Party	41
8.15	Counterparts	41

ii

Schedules

Schedule A	Contracts or backlog of the Sellers in existence as of January 4, 2013
Schedule B	Deficiency in Funding Payments to be Deducted from the Purchase Price Payments
Schedule C	Excluded Personal Property

Exhibits

Exhibit A	Definitions
Exhibit B	Form of Waiver and Release
Exhibit C	Evidence of Consents

iii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) dated as of February 8, 2013, is entered into by and among IES Renewable Energy, LLC (the “Buyer”), a limited liability company organized under the laws of Delaware and a subsidiary of IES Residential, Inc., a corporation organized under the laws of Delaware (“IES”), Residential Renewable Energy Technologies, Inc. (“Residential”), a corporation organized under the laws of Nevada, Energy Efficiency Solar, Inc. (“EES”), a corporation organized under the laws of California, and Lonestar Renewable Technologies Acquisition Corp., successor by way of amalgamation with Acro Energy Technologies Corp. (“Lonestar”), a corporation organized under the laws of British Columbia, (Residential, EES and Lonestar are collectively, the “Sellers” and each a “Seller”).

Each of the parties to this Agreement is sometimes referred to individually in this Agreement as a “Party” and all of the parties to this Agreement are sometimes collectively referred to in this Agreement as the “Parties”.

R E C I T A L S

WHEREAS, the Buyer desires to purchase the Purchased Assets from the Sellers and the Sellers desire sell the Purchased Assets to the Buyer upon the terms and conditions of this Agreement;

NOW, THEREFORE, in consideration of the premises, agreements and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and in reliance upon the mutual representations and warranties contained herein, the Parties agree as follows:

A G R E E M E N T S

ARTICLE I

DEFINITIONS; CONSTRUCTION

1.1 Certain Definitions

Capitalized terms used in this Agreement but not defined in the body of this Agreement shall have the meanings ascribed to such terms in Exhibit A. Capitalized terms defined in the body of this Agreement are listed in Exhibit A by location of the definitions of such terms in the body of this Agreement.

1.2 Construction

In this Agreement, unless a clear contrary intention appears: (a) the singular includes the plural and vice versa, (b) reference to a Person includes such Person’s successors and assigns but, in the case of a Party, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity, (c) reference to any gender includes each other gender, (d) references to any Exhibit, Schedule, Section, Article, Annex, subsection and other subdivision refer to the corresponding Exhibits, Schedules, Sections, Articles, Annexes, subsections and other subdivisions of this Agreement unless expressly provided otherwise, (e) references in any Section or Article or definition to any clause means such clause of such Section, Article or definition; (f) “hereunder”, “hereof”, “hereto” and words of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement, (g) the word “or” is not exclusive, and the word “including” (in its various forms) means “including without limitation”, (h) each accounting term not otherwise defined in this Agreement has the meaning commonly applied to it in accordance with GAAP, (i) references to “days” are to calendar days, and (j) all references to money refer to the lawful currency of the United States. The Table of Contents and the Article and Section titles and headings in this Agreement are inserted for convenience of reference only and are not intended to be a part of, or to affect the meaning or interpretation of, this Agreement.

ARTICLE II

PURCHASE AND SALE

2.1 Transfer of Purchased Assets

(a) Upon the terms and conditions of this Agreement, at the Closing, (i) the Sellers shall sell, transfer, convey, assign and deliver to the Buyer the Purchased Assets free and clear of any Encumbrance (other than a Permitted Encumbrance) and (ii) the Buyer shall accept the Purchased Assets and assume the Assumed Obligations.

(b) For purposes of this Agreement, “Purchased Assets” means all of each Sellers’ right, title and interest in and to the following assets used or held for use by the Sellers in connection with the Business: (i) the Assumed Leased Real Property and the Assumed Real Property Leases, (ii) the Assumed Personal Property, (iii) the Material Contracts, (iv) the Intellectual Property Assets, (v) all Accounts Receivable, including the Scheduled Accounts Receivable, (vi) all property, plant and equipment of the Business, (vii) all inventory held for internal use in connection with the Business, (viii) the Books and Records, (ix) goodwill, and (x) all of the Sellers’ contractual rights, claims, counterclaims, cross claims, credits, causes of action or rights of set-off against third parties relating to the Purchased Assets or the Assumed Obligations, including, unliquidated rights under manufacturers’ and vendors’ warranties, but excluding the Excluded Assets and those rights, claims, counterclaims, cross claims, credits, causes of action or rights of set-off against third parties directly relating to the Excluded Liabilities. Notwithstanding the forgoing, the Parties agree that Buyer and IES retain all their equitable and legal rights against third parties in the event that claims are made against Buyer or IES in connection with the Purchased Assets or the Assumed Obligations.

2.2 Purchase Price

At the Closing, subject to the terms and conditions of this Agreement and in reliance on the representations and warranties of the Sellers contained in this Agreement, and in consideration of the sale, transfer, conveyance, assignment and delivery of the Purchased Assets pursuant to Section 2.1, the Buyer agrees to pay or cause to be paid the following amounts, subject to adjustment pursuant to Article III (the “Purchase Price”):

(a) Five (5%) of the Gross Revenue for a period of twelve (12) calendar months commencing on the first day of the next full calendar month immediately following Closing Date, in an aggregate amount not to exceed Two Million Dollars ($2,000,000.00) (the “Cap”), payable on the fifteenth (15th) business day of each month for the prior month (the “Purchase Price Payments”), provided that the Purchase Price Payments or the Cap, whichever is less, shall be reduced, by the following amounts (1) $256,000 less the total amount of sales commission payments made by Sellers to their sales staff as of the Closing Date on those Installation Contracts included in the Purchased Assets on which no payment has been received by Sellers, Buyer or IES from OneRoof or SunRun as of the Closing Date, provided that any such sales commission payments have been duly made pursuant to and in accordance with agreements between Sellers and such staff, as set forth in Schedule B1 hereto, which shall amend and become a part of this Agreement as of the Closing Date, (2) any Funding Payments (as defined in the TSA) made by Buyer pursuant to Section 3.01 of the TSA that have not been reimbursed to Buyer pursuant to Section 3.02 of the TSA prior to the Effective Date and that are in respect of payments to any of the following parties: (i) SunRun, Inc., (ii) the State of California, (iii) the Encore Loan, or (iv) any other amount specified by Buyer to be included herein at the time of any Funding Payment under the TSA, which aggregate amount of clauses (i) through (iv) shall be calculated by the Buyer as of the Effective Time, as set forth on Schedule B2 hereof, which shall amend and become a part of this Agreement as of the Closing Date, and applied in equal installments over the ten Purchase Price Payments immediately following the second Purchase Price Payment made hereunder, (3) the Seller’s share of the Property Taxes as provided in Section 5.2(b), (4) any Excluded Liabilities assessed against and paid by Buyer, (5) any claims permitted to be made by Buyer under any indemnification provision provided by any Seller hereunder and that have not been submitted to or paid by the applicable Seller or Sellers, and (6) any other amounts required to be reimbursed or paid to Buyer hereunder (including without limitation any amount under Section 2.6 hereof) that are not paid or reimbursed as and when due and payable in accordance with this Agreement. The amounts under items (2) through (6) above shall be applied by Buyer toward reduction of the Purchase Price Payments only in such amounts as and after such item has been actually paid by Buyer. The Sellers hereby direct Buyer to pay all of the Purchase Price Payments solely to Residential on behalf of all of the Sellers.

(b) A waiver, release and forgiveness of the AR Balance effective on the Effective Time (the “Waiver and Release”), provided, however, that if the Contemplated Transaction or the transfer of any of the Purchased Assets to Buyer should for any reason subsequently be declared by any Order in any Proceeding to be void or voidable under any state or federal law or Legal Requirement and the transfer is avoided or unwound, or Buyer incurs any Damages in connection with or arising from the Contemplated Transaction or the transfer of any of the Purchased Assets to Buyer for which Buyer has not been indemnified and paid by Sellers, (all collectively, a “Voided Transfer”), then the liability of Sellers for the AR Balance shall automatically be revived, reinstated, and restored to the extent of the Voided Transfer, less the difference between any Gross Revenues generated by the Buyer from the Purchased Assets subject to the Voided Transfer and the Purchase Price Payments, and shall exist as though it had had never been released. On the Closing Date, the Parties shall execute and exchange mutual general releases substantially in the form annexed hereto as Exhibit B.

2.3 Deliveries at Closing

At the Closing, the Sellers will deliver or cause to be delivered to the Buyer, and the Buyer will deliver or cause to be delivered to the Sellers, the various certificates, instruments and documents required to be delivered pursuant to Article VIII.

2.4 Assumed Liabilities

The Buyer is not assuming any liabilities or obligations of the Sellers or any of their respective Related Persons in connection with Contemplated Transactions other than the Assumed Obligations. For the avoidance of doubt, it is understood and agreed that the Sellers and their respective Related Persons shall retain all liability for, and the Buyer and its Related Persons shall not assume or have any obligation with respect to, any Excluded Liabilities.

2.5 Excluded Assets

Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement will constitute or be construed as conferring on the Buyer, the Buyer is not acquiring, and the “Purchased Assets” specifically exclude, any right, title or interest in or to the Excluded Assets.

2.6 Allocation of the Purchase Price

The Buyer and the Sellers agree to cooperate in good faith to determine the allocation of the Purchase Price, as finally determined pursuant to this Section 2.6, and any other consideration required to be taken into account under applicable Legal Requirements among the Purchased Assets and the covenants set forth in Section 5.1 in accordance with IRC Section 1060 and the Treasury Regulations thereunder. On or prior to the 60th day after the final Purchase Price Payment is made, the Buyer shall provide to the Sellers the Buyer’s proposed allocation of the Purchase Price and other consideration. Within 60 days after the date of the delivery of such allocation to the Sellers, the Sellers shall propose to the Buyer any changes to such allocation in writing or otherwise shall be deemed to have agreed with such allocation upon the expiration of such 60-day period. The Buyer and the Seller shall cooperate in good faith to mutually agree to such allocation and shall reduce such agreement to writing (as agreed upon, the “Purchase Price Allocation”). If the Sellers and the Buyer are unable to reach an agreement within 30 days after the Buyer’s receipt of the Sellers’ proposed written changes to such allocation, the dispute shall be resolved and the Purchase Price Allocation shall be determined by the nationally recognized accounting firm engaged by the Buyer for purposes of auditing or reviewing its financial statements. The Purchase Price Allocation, as agreed upon by the Buyer and the Sellers and/or determined by such accounting firm under this Section 2.6, shall be final and binding upon the Parties. Each of the Buyer and the Sellers shall bear all fees and costs incurred by it in connection with the determination of the Purchase Price Allocation, except that the Buyer and the Sellers shall each pay 50% of the fees and expenses of the accounting firm. The Parties shall file timely any forms and statements required under U.S. federal or state income Tax laws consistent with such agreed Purchase Price Allocation. The Purchase Price Allocation shall be revised to take into account subsequent adjustments to the Purchase Price, Assumed Obligations or other consideration, in the manner provided by IRC Section 1060 and the Treasury Regulations thereunder. The Parties shall not file any Tax Return or otherwise take any position with respect to Taxes which is inconsistent with such Purchase Price Allocation, unless required to do so by a final determination as defined in Section 1313 of the IRC. The Buyer and the Sellers agree to promptly advise each other regarding the existence of any Tax audit, controversy or litigation related to the Purchase Price Allocation. The Purchase Price Allocation provided in this Section 2.6 shall in no way be viewed or asserted by any Party as indicative of the Damages that would be suffered by the Buyer if any Seller Party were to breach the provisions of Section 5.1.

2.7 Required Deductions and Withholding

The Buyer shall be entitled to deduct and withhold from any consideration otherwise payable or deliverable to the Sellers such amounts as may be required to be deducted or withheld therefrom under the IRC, under any Tax law or pursuant to any other applicable Legal Requirements. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes as having been paid to the Sellers absent such deduction or withholding.

ARTICLE III

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE BUSINESS

The Sellers (a) severally, but not jointly, represent and warrant to the Buyer as to the matters set forth in Section 3.1, Section 3.2 and Section 3.22 as of the Closing Date and (b) jointly and severally represents and warrants to the Buyer as to all other matters set forth in this Article III as of the Closing Date. The Sellers acknowledge that the Buyer is relying on the following representations and warranties in entering into this Agreement.

3.1 Organization and Good Standing; Power

Each Seller is duly formed, validly existing and in good standing under the laws of its jurisdiction of organization, with full corporate power and authority to enter into the Transaction Documents to which it is a party and to perform its obligations thereunder, to conduct its business as it is now being conducted, to own, lease, or use the properties and assets that it purports to own, lease or use, and to perform all of its obligations under any Contracts to which it is a party. Except as set forth on Schedule 3.1 of the Disclosure Letter, no Seller has operated under any legal or assumed name other than its current name. The Seller has delivered or otherwise made available to the Buyer true and correct copies of the Organizational Documents of each Seller, as in effect on the date of this Agreement. The Seller has delivered or otherwise made available to the Buyer true and complete copies of the minute books of each Seller for the past five years.

3.2 Authority; No Conflict; Consents

(a) This Agreement has been, and each other Transaction Document to which each Seller is, or will be, a party, is, or will be, when executed and delivered by such Seller, duly and validly executed and delivered by such Seller, and this Agreement is, and each other Transaction Document to which each Seller is, or will be a party, is, or will be, when executed and delivered by such Seller, the valid and binding obligation of such Seller and assuming the due authorization, execution and delivery thereof by the other parties (other than any of the Sellers) hereto and thereto, enforceable against such Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights and remedies generally and to general equitable principles (such laws and principles being referred to in this Agreement as “Creditors’ Rights”). The execution and delivery of each Transaction Document by each Seller and the consummation of the Contemplated Transactions has been duly and validly approved by all corporate action by such Seller or its equity holders.

(b) Except as set forth in Schedule 3.2(b) of the Disclosure Letter, neither the execution and delivery of any Transaction Document by any Seller nor the consummation or performance of any of the Contemplated Transactions by any Seller will, directly or indirectly (with or without notice or passage of time or both):

(i) contravene, conflict with, or result in a violation of any provision of any of the Organizational Documents of such Seller, or any resolution adopted by the board of directors or stockholders (as the case may be) of such Seller;

(ii) contravene, conflict with, or result in a violation of any Legal Requirement, in any material respect, or any Order to which such Person or any of the Purchased Assets is subject;

(iii) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization held by any Seller and required to enable the Buyer to conduct the Business, immediately following the Closing, in substantially the same manner as presently conducted by the Sellers;

(iv) (x) contravene, conflict with, or result in a violation or breach of any provision of, (y) give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, impose on any of the Purchased Assets any material additional or greater burdens or obligations under or (z) create in any Person material additional or greater rights or benefits under, require any notice or Consent under, or give rise to any preferential purchase right, right of first refusal, right of first offer or similar right under, any Material Contract to which such Person is a party; or

(v) result in the imposition or creation of any Encumbrance (other than a Permitted Encumbrance) upon or with respect to any of the Purchased Assets.

(c) Except as set forth in Schedule 3.2(c) of the Disclosure Letter, no Seller will be required to give any notice to, or obtain any Consent from, any Person in connection with the execution and delivery of any Transaction Document or the consummation or performance of any of the Contemplated Transactions, including any such notice or Consent that might affect the continuing validity and effectiveness, immediately following the Closing, of any Transaction Documents, Material Contract or Scheduled Governmental Authorization, in each case as would cause the Buyer to be unable to conduct the Business, immediately following the Closing, in substantially the same manner as presently conducted by the Seller. All such notices have been given and all such Consents shall be obtained by the Closing Date and shall be evidenced on Exhibit C hereto, which shall become a part of this Agreement on the Closing Date.

3.3 Financial Statements; Intercompany Payables

(a) Schedule 3.3 of the Disclosure Letter sets forth with respect to the Sellers (y) audited, consolidated balance sheets and the related statements of income and cash flows as of and for each of the fiscal years ended December 31, 2011, 2010 and 2009, and (z) an unaudited, consolidated balance sheet and related statements of income and cash flows as of and for the twelve (12) month period ended December 31, 2012 (the “Latest Financials” and together with (y) collectively, the “Financial Statements”). The Financial Statements (including any related notes thereto) (i) are consistent with the accounting Records of the Sellers and have been prepared in accordance with GAAP, consistently applied throughout the periods covered thereby, and (ii) present fairly, in all material respects, the financial condition and results of operations of the Sellers as at the respective dates of and for the periods referred to in the Financial Statements, subject, however, in the case of the Latest Financials, to normal non-material year-end audit adjustments and accruals and to the absence of notes and other textual disclosure required by GAAP.

(b) Except as set forth on Schedule 3.3(b) of the Disclosure Letter, the Sellers have caused all intercompany payables, receivables and Debt between the Sellers and any of their respective Related Persons to be paid such that there are no such intercompany payables, receivables or Debt in existence as of the Closing.

3.4 Books and Records

The Books and Records (a) are located at the premises of the Business to which such Books and Records primarily relate, (b) have been maintained substantially in accordance with applicable Legal Requirements and sound business practices and (c) comprise all of the books and records relating to the ownership and operation of the Business and the Purchased Assets. At the Closing all of the Books and Records will be delivered to the Buyer except for such Books and Records that constitute Excluded Assets.

3.5 Property

(a) Schedule 3.5(a) of the Disclosure Letter sets forth a true and complete list of street addresses of all real property and other interests in land owned by any Seller (beneficially or of record) and used in connection with the ownership and operation of the Business (“Owned Real Property”).

(b) Schedule 3.5(b) of the Disclosure Letter lists all real property and other interests in land leased or subleased by any Seller and used in connection with the ownership and operation of the Business (the “Leased Real Property”), including, without limitation the Assumed Real Property. A Seller has a valid leasehold interest in all of the Leased Real Property, free and clear of all Encumbrances except Permitted Encumbrances. Schedule 3.5(b) of the Disclosure Letter contains a true and complete list of the leases and subleases covering the Leased Real Property, including, without limitation the Assumed Real Property Leases (the “Real Property Leases”). True and complete copies of the Assumed Real Property Leases (including all amendments thereto) have been delivered by the Sellers to the Buyer. With respect to the Leased Real Property and each Real Property Lease and except as otherwise specified in Schedule 3.5(b) of the Disclosure Letter:

(i) such Real Property Lease is in full force and effect in all respects and constitutes a binding obligation of the Seller that is party thereto and, to the Knowledge of the Seller, of each landlord, lessor or sublessor thereunder, and assuming the due authorization, execution and delivery of such Real Property Lease by such landlord, lessor or sublessor, is enforceable against the applicable Seller and, to the Knowledge of the Seller, such landlord, lessor or sublessor in accordance with its terms, subject to Creditors’ Rights;

(ii) no event has occurred which, with or without the giving of notice or the passage of time or both, would constitute a default under such Real Property Lease by any Seller or to the Knowledge of the Seller, by any other party to such Real Property Lease; and

(iii) there are no unwritten or oral modifications to such Real Property Lease;

(iv) no Real Property Lease has been mortgaged, deeded in trust or subjected to an Encumbrance except Permitted Encumbrances, in each case by the Sellers;

(v) to the Knowledge of the Seller all buildings, plants, and structures on the Leased Real Property are wholly within the boundaries of such real property and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person;

(vi) Other than the Sellers, there are no parties in possession of any portion of any Leased Real Property as subtenants, tenants at sufferance or trespassers except for IES pursuant to those two certain sublease agreements between Energy Efficiency Solar, Inc. and IES Residential, Inc. dated October 31, 2011. The Sellers have full right and authority to use and operate all of the improvements located on the Leased Real Property, subject to applicable Legal Requirements, Permitted Encumbrances and the terms of the Real Property Leases. To the Knowledge of the Seller, such improvements are being used, occupied, and maintained in all material respects by the Seller in accordance with the Real Property Leases, all applicable insurance requirements, and Governmental Authorizations, and no Seller has received any written notice of any violation of the foregoing;

(vii) No casualty loss has occurred with respect to the improvements located on the Leased Real Property (the “Improvements”) that has not been repaired or restructured. Except as set forth on Schedule 3.5(b)(viii) of the Disclosure Letter, to the Knowledge of the Seller, the Improvements are free from material structural and mechanical defects (including roofs) and have been used by the Seller in the Ordinary Course of Business. All of the Leased Real Property has direct access to public roads or access through the use of a perpetual easement.

(viii) There is no pending or, to the Knowledge of the Seller, threatened condemnation, eminent domain or similar Proceeding affecting any of the Leased Real Property, nor have the Sellers received written notification that any such Proceeding is contemplated.

(ix) All utilities (including water, sewer or septic, gas, electricity, trash removal and telephone service) are available to the Leased Real Property in sufficient quantities and quality to adequately serve the Leased Real Property in connection with the operation of the Business conducted thereon as such operations are presently conducted thereon.

(c) Schedule 3.5(c) of the Disclosure Letter sets forth a true and complete list of each item of machinery, equipment, tools, supplies, materials, furniture, fixtures, vehicles, other rolling stock and each other tangible personal property now owned, leased or licensed by each Seller in connection with the ownership or operation of the Business having a book value of $200 or more individually (the “Scheduled Personal Property”). As to each item of Scheduled Personal Property and each other item of tangible personal property to which any of the Sellers hold any right title or interest (collectively, the “Personal Property”), the Sellers have good and valid title to, or holds by a valid, enforceable and existing lease or license with respect to such item of Scheduled Personal Property, free and clear of all Encumbrances except Permitted Encumbrances. Upon the consummation of the Contemplated Transactions, the Buyer will have good and valid title to each item of Personal Property owned by any Seller and a valid leasehold interest in each item of Personal Property leased or licensed by any Seller, in each case free and clear of all Encumbrances except Permitted Encumbrances.

(d) Except as set forth in Schedule 3.5(d) of the Disclosure Letter, no rights of any Seller under any leases or licenses for any item of Scheduled Personal Property have been assigned or otherwise transferred as security for any obligation of any Person. With respect to each such lease or license, except as otherwise specified in Schedule 3.5(d) of the Disclosure Letter, (i) no Seller is in material default under any such lease or license and no event has occurred which, with or without the passage of time, would constitute a material default on any Seller’s obligations under such lease or license, (ii) to the Knowledge of the Seller, no other party to any such lease or license is in material default thereunder and (iii) no Seller has received a written notice of material default or potential material default with respect to such lease or license.

(e) The Sellers have maintained and shall continue to maintain in the Ordinary Course of Business the Improvements and the Scheduled Personal Property.

(f) To the Knowledge of the Seller, the Sellers have not deferred any material amount of maintenance of the Improvements or the Scheduled Personal Property in contemplation of the Contemplated Transactions or any other sale of the Business.

3.6 Condition and Sufficiency of Assets

At and immediately following the Closing, the Purchased Assets transferred to the Buyer pursuant to this Agreement (a) will constitute all of the assets necessary or required to carry on the Business in substantially the same manner as presently conducted by the Seller and as conducted by the Seller since December 31, 2012 and (b) constitute all of the assets of the Sellers, other than Excluded Assets, used in the Business presently and as conducted since December 31, 2012.

3.7 Accounts Receivable

Schedule 3.7 of the Disclosure Letter contains a complete and accurate list of all Accounts Receivable of the Sellers as of February 5, 2013 (the “Scheduled Accounts Receivable”), which list sets forth the number of days each Scheduled Account Receivable has been outstanding. The Sellers have good and valid title to the Scheduled Accounts Receivable free and clear of all Encumbrances except Permitted Encumbrances. All Scheduled Accounts Receivable represent genuine, valid and legally enforceable obligations of the account debtor (subject only to Creditors’ Rights) arising from sales actually made or services actually performed in the Ordinary Course of Business and no contra account, set-off, defense, counterclaim, allowance or adjustment (other than discounts for prompt payment shown on the invoice) has been asserted or, to the Knowledge of the Seller, are threatened in writing by any of the account debtors of such Accounts Receivable. The Accounts Receivables are current and, to the Knowledge of the Seller, collectible net of any respective reserves shown on the Latest Financials. To the Knowledge of the Seller, none of the account debtors of the Scheduled Accounts Receivable is involved in a bankruptcy or insolvency proceeding or is generally unable to pay its debts as they become due except as disclosed in Schedule 3.7 of the Disclosure Letter. No goods or services, the sale or provision of which gave rise to any Scheduled Accounts Receivable, have been returned or rejected by any account debtor or, to the Knowledge of the Seller, lost or damaged prior to receipt thereby. Except as set forth on Schedule 3.7 of the Disclosure Letter, since the date of the Latest Financials, the Sellers have not written off any Accounts Receivable as uncollectible.

3.8 Taxes

(a) Except as set forth on Schedule 3.8 of the Disclosure Letter, all material Tax Returns required to be filed by the Sellers have been duly and timely filed with the appropriate Governmental Body, (b) all Tax Items required to be included in each such Tax Return have been so included and all such Tax Items and any other information provided in each such Tax Return is true, correct and complete, (c) none of such Tax Returns are now under audit or examination by any Governmental Body and no audit or examination is pending, (d) all Taxes owed by the Seller or for which the Seller may otherwise be liable that are or have become due (taking account of extensions) have been timely paid in full, (e) there is no claim pending or threatened by any Governmental Body in connection with any such Tax, (f) there are no Contracts, waivers or other arrangements providing for an extension of time with respect to the filing of any such Tax Return or the assessment or collection of any such Tax, (g) all Tax withholding and deposit requirements imposed on or with respect to the Seller, any of the Purchased Assets or the Business have been satisfied in full in all respects, (h) there are no Encumbrances on any of the Purchased Assets or the Business that arose in connection with any failure (or alleged failure) to pay any Tax, (i) all of the Purchased Assets have been properly listed and described on the property tax rolls for all periods prior to and including the Closing Date and no portion of the Purchased Assets constitutes omitted property for property tax purposes, (j) to Sellers’ Knowledge, there is no basis for the Buyer to be held liable as a successor or transferee, by statute, contract or otherwise, for any unpaid Taxes of Seller that are or have become due on or prior to the Closing Date, (k) no Contract that is a Purchased Asset requires any payments to be made in respect of any Tax allocation, sharing, indemnity or similar agreement or arrangement and (l) the Purchased Assets were acquired or held by the Sellers for use in the operation of a business.

3.9 Employee Benefits

(a) Schedule 3.9(a) of the Disclosure Letter contains a complete and accurate list of all Plans and Other Benefit Obligations (collectively, the “Benefit Arrangements”). Schedule 3.9(a) of the Disclosure Letter further identifies the entity sponsoring each such Seller Benefit Arrangement.

(b) The Sellers and their respective ERISA Affiliates do not sponsor, maintain or contribute to and have no obligation to contribute to, and have not at any time within six years prior to the date of this Agreement sponsored, maintained or contributed to or had an obligation to contribute to, and no Seller Benefit Arrangement is (A) a “multiple employer plan” within the meaning of IRC Section 413(c), (B) a “multiple employer welfare arrangement” within the meaning of ERISA Section 3(40)(A) or (C) a Plan subject to Title IV of ERISA, ERISA Section 302 or IRC Section 412 (including a multiemployer plan within the meaning of Section 3(37) of ERISA). No Seller Benefit Arrangement is funded through a trust that is intended to be exempt from the U.S. federal income taxation pursuant to IRC Section 501(c)(9).

(c) There does not now exist, nor do any circumstances exist that could result in, any “controlled group liability” of any Seller or any of their respective ERISA Affiliates that would be, or could reasonably be expected to become, a liability of the Buyer or any of its Related Persons or result in the imposition of an Encumbrance on any of their assets (including the Purchased Assets) as of or following the Effective Time. As used in the preceding sentence, the term “controlled group liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under ERISA Sections 206(g), 302 or 303, (iii) under IRC Sections 412, 430, 431, 436 and 4971 or the excise Tax provisions of Chapter 43 of IRC, (iv) as a result of the failure to comply with the continuation of coverage requirements of ERISA Section 601 et seq. and IRC Section 4980B, under any other provision of the IRC or ERISA for which any Seller or any of its ERISA Affiliates might be liable with respect to the Seller Benefit Arrangements, and (v) under corresponding or similar provisions of any foreign Legal Requirement.

(d) Each Seller Benefit Arrangement has been operated in material compliance with all applicable Legal Requirements, including, without limitation, ERISA and the IRC, and there have been no defaults or violations with regard thereto. All contributions required to be made to the Seller Benefit Arrangements pursuant to their terms and the provisions of ERISA, the IRC, or any other applicable Legal Requirements have been timely made. Each Seller Benefit Arrangement that is intended to qualify under IRC Section 401(a) satisfies in form the requirements of such Section except to the extent amendments are not required by law to be made until a date after the Closing Date and has received a favorable determination or opinion letter from the IRS as to its qualified status, all amendments to such Seller Benefit Arrangement that are required by the IRS have been adopted on a timely basis, there has been no termination or partial termination of such Seller Benefit Arrangement within the meaning of Section 411(d)(3) of the IRC, each trust established in connection with any Seller Benefit Arrangement that is intended to be exempt from federal income taxation under IRC Section 501(a) is so exempt, and no fact or event has occurred that could adversely affect the qualified status of any such Seller Benefit Arrangement or the exempt status of any such trust.

(e) There has been no prohibited transaction (within the meaning of ERISA Section 406 or IRC Section 4975, other than a transaction that is exempt under a statutory or administrative exemption) by any of the Sellers or any of their respective ERISA Affiliates (or to the Knowledge of the Seller, any other Person) with respect to any Seller Benefit Arrangement.No Proceeding has been brought, or to the Knowledge of the Seller, is threatened, against or with respect to any Seller Benefit Arrangement, including any audit or inquiry by the IRS or United States Department of Labor or by any current or former employee (other than routine claims for benefits).

(f) Except as set forth on Schedule 3.9(g) of the Disclosure Letter, the execution and delivery of this Agreement and the consummation of the Contemplated Transactions will not, either alone or in combination with any other event (whether contingent or otherwise), (i) entitle any current or former employee or Person providing services to the Business to severance pay, retirement benefits or any other compensation or benefit, (ii) accelerate the time of payment or vesting of any award or benefit, or increase the amount of compensation due to any such current or former employee or Person providing services to the Business, or (iii) require the funding or payment of any compensation or benefit to any such current or former employee or Person providing services to the Business.

(g) The Sellers have the right to unilaterally modify and terminate each Plan in its entirety with respect to both retired and active employees without liability except as to benefits accrued prior to such modification or termination.

(h) Except to the extent required pursuant to IRC Section 4980B(f) and the corresponding provisions of ERISA, no Seller Benefit Arrangement provides retiree medical or retiree life insurance benefits to any Person and none of the Sellers or their respective Related Persons are contractually or otherwise obligated (whether or not in writing) to provide any Person with life insurance or medical benefits in connection with any retirement or termination of employment.

3.10 Compliance with Legal Requirements; Governmental Authorizations

(a) Except as set forth in Schedule 3.10(a) of the Disclosure Letter, at all times since December 31, 2012:

(i) the Sellers have operated the Purchased Assets and the Business in compliance with applicable Legal Requirements in all material respects;

(ii) To the Knowledge of the Seller, with respect to the Business, no event has occurred or circumstance exists (with or without notice or passage of time or both) that (y) would reasonably be expected to constitute or result in a material violation by any Seller of, or a failure on the part of any Seller to comply with, any Legal Requirement, or (z) would reasonably be expected to give rise to any obligation on the part of any Seller to undertake or perform, or to bear all or any portion of any material cost of, any remedial action or measure of any nature; and

(iii) no Seller has received any written notice or communication or, to the Knowledge of the Seller, any oral notice or communication from any Governmental Body or any other Person regarding (y) any actual, alleged or potential violation of, or failure to comply with, any applicable Legal Requirement in connection with the Business or the ownership or use of any of the Purchased Assets, or (z) any actual, alleged or potential obligation on the part of any Seller to undertake or perform, or to bear all or any portion of any material cost of, any remedial action or measure of any nature in connection with the Business or the ownership or use of any of the Purchased Assets.

(b) Schedule 3.10(b) of the Disclosure Letter contains a complete and accurate list of each material Governmental Authorization that is held by any Seller in connection with the Business or the ownership or use of any of the Purchased Assets (collectively, the “Scheduled Governmental Authorizations”). Each Governmental Authorization listed or required to be listed in Schedule 3.10(b) of the Disclosure Letter is valid and in full force and effect in all material respects. Except as set forth in Schedule 3.10(b) of the Disclosure Letter:

(i) To the Knowledge of the Seller, no event has occurred or circumstance exists that would reasonably be expected to (with or without notice or passage of time or both) (y) constitute or result directly or indirectly in a violation of or a failure to comply with any material term or requirement of any Scheduled Governmental Authorization, or (z) result directly or indirectly in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, any Scheduled Governmental Authorization;

(ii) No Seller has received any written notice or communication or, to the Knowledge of the Seller, any oral notice or communication from any Governmental Body or any other Person regarding (y) any actual, alleged or potential violation of or failure to comply with any term or requirement of any Scheduled Governmental Authorization, or (z) any actual, proposed or potential revocation, withdrawal, suspension, cancellation, termination of or modification to, any such Scheduled Governmental Authorization, which remains outstanding and either under protest, uncured or otherwise unresolved. All corrective action, consent decrees, agreed orders, settlement agreements, remediation, reclamation, fines, penalties, assessments, fees and similar charges imposed on or assessed against any Seller by any Governmental Body have been either fully resolved or paid in full, excepting only those requiring the actions listed in Schedule 3.10(b) of the Disclosure Letter and designated as still outstanding and unresolved. No Seller is subject to or under any cessation orders or cease and desist orders issued by any Governmental Body or any other Order compelling injunctive or similar relief; and

(iii) all applications required to have been filed for the timely renewal of the Governmental Authorizations listed or required to be listed in Schedule 3.10(b) of the Disclosure Letter have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings, payments and declarations required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies; and

(iv) The Governmental Authorizations listed in Schedule 3.10(b) of the Disclosure Letter to the best of Sellers’ knowledge collectively constitute all of the material Governmental Authorizations necessary for the continued ownership, use and operation of the Business and the Purchased Assets consistent in all material respects with past practices of the Business since December 31, 2012.

(c) Notwithstanding the foregoing, no representation or warranty in Section 3.10(a) is made with respect to (i) any Environmental Law, Environmental Health and Safety Liabilities or other matters that are covered by Section 3.14, (ii) Taxes or other matters that are covered by Section 3.8, (iii) employees or other matters that are covered by Section 3.15 or (iv) labor relations or other matters that are covered by Section 3.16.

3.11 Legal Proceedings; Orders

(a) Except as set forth in Schedule 3.11(a) of the Disclosure Letter, there is no pending Proceeding (i) that has been commenced by or against any Seller that relates to or may otherwise affect the Business or the Purchased Assets; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, this Agreement or any of the Contemplated Transactions. To the Knowledge of the Seller, no such Proceeding has been threatened. The Seller has delivered to the Buyer copies of all material pleadings, correspondence, demands, notices and other documents relating to each Proceeding listed in Schedule 3.11(a) of the Disclosure Letter.

(b) There is no Order to which any Seller is a named party or to which any Seller is otherwise specifically subject that relates to or would reasonably be expected to otherwise affect the Business or to which any of the Purchased Assets is subject.

3.12 Absence of Certain Changes and Events

Except as set forth in Schedule 3.12 of the Disclosure Letter, since December 31, 2012, the Business has been conducted only in the Ordinary Course of Business and there has not been any:

(a) increase or change by any Seller of any actual, potential or future bonuses, salaries or other compensation to any stockholder, director, officer, Business Employee, manager, member or other equity owner or employee or contractor or entry into any employment, consulting, severance, change in control, retention, equity compensation or other Employment Contract with any stockholder, director, officer, Business Employee, manager, member or other equity owner or employee or consultant, except for increases or changes in salary, wages or compensation payable or to become payable upon promotion to an office having greater operational responsibilities or otherwise in the Ordinary Course of Business;

(b) adoption or establishment of, amendment to or increase in the payments to, or benefits under, or other amendment to any Seller Benefit Arrangement or any profit sharing, bonus, severance, retention, change in control, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan for or with any Business Employees;

(c) damage to or destruction or loss of any of the Purchased Assets whether or not covered by insurance;

(d) merger or consolidation of any Seller with any other Person or any agreement with respect thereto;

(e) borrowing of funds, agreement to borrow funds, guaranty or agreement to maintain the financial position of any Person or other incurrence of Debt by any Seller;

(f) other than discounts or write-offs of accounts receivable in the Ordinary Course of Business, cancellation or waiver of any claims or rights with a value to any Seller that relate to or may otherwise affect the Business;

(g) expenditure of or commitment to expend any amounts on any capital expenditures or capital additions or betterments;

(h) change in the accounting methods or principles or Tax reporting principles used by any Seller;

(i) any material adverse effect on the operations, properties, prospects, assets, liabilities or condition of the Business taken as a whole or event or circumstance that would reasonably be expected to result in such a material adverse change;

(j) election or rescission of any election relating to Taxes or settlement or compromise of any claim relating to Taxes; or

(k) Contract (other than any Transaction Document), whether oral or written, by any Seller to do any of the foregoing.

3.13 Material Contracts; No Defaults

(a) Schedule 3.13(a) of the Disclosure Letter contains a complete and accurate list of, and the Seller has delivered to the Buyer true and complete copies (or in the case of oral Contracts, a written summary), of each of the following Contracts used in connection with the Business to which any Seller is a party or by which any of the Purchased Assets is otherwise bound (each such Contract, whether or not identified on Schedule 3.13(a) of the Disclosure Letter, a “Material Contract”):

(i) each Installation Contract;

(ii) each Assumed Real Property Lease;

(iii) each lease (including any master lease covering multiple items of personal property) of any item or items of Assumed Personal Property;

(iv) all Contracts with SalesForce.com, Inc. for web-based Customer Relationship Management (CRM) Software;

(v) each material licensing agreement or other Contract with respect to material patents, trademarks, copyrights or other material intellectual property to which any Seller is a party or otherwise affecting the ownership of the Intellectual Property Assets, including agreements with current or former Business Employees regarding the appropriation or the non-disclosure of any of the Intellectual Property Assets; and

(vi) each amendment, supplement and modification in respect of any of the foregoing.

(b) Other than as a result of the expiration or termination of any Material Contract in accordance with its terms, each Material Contract is in full force and effect and is the legal and valid obligation of the Seller party thereto, and is enforceable against such Seller in accordance with its terms, subject to Creditors’ Rights, and, to the Knowledge of the Seller, is the legal and valid obligation of each counterparty thereto, and is enforceable against each such counterparty in accordance with its terms, subject to Creditors’ Rights. Upon the consummation of the Contemplated Transactions, the Sellers shall transfer to the Buyer good and valid title to each Material Contract, free and clear of all Encumbrances except Permitted Encumbrances.

(c) Except as set forth in Schedule 3.13(c) of the Disclosure Letter:

(i) each Seller is in material compliance with all applicable terms and requirements of each Material Contract;

(ii) to the Knowledge of the Seller, each other Person that has or had any obligation or liability under any Material Contract is in material compliance with all applicable terms and requirements of such Contract;

(iii) no Seller has given to or received from any Person any written notice regarding any actual, alleged, possible, or potential violation or breach of, or default under, any Material Contract; and

(iv) no Seller has received any written notice that any counterparty to a Material Contract has sought to cancel, terminate or modify any Material Contract.

(d) There are no renegotiations of, or, to the Knowledge of the Seller, attempts to renegotiate, any amounts paid or payable to any Seller under any Material Contracts.

3.14 Environmental Matters

Except as set forth in Schedule 3.14 of the Disclosure Letter:

(a) The Business and the Real Property are, and at all times while under the Control of the Sellers have been, in compliance with, and have not been and are not in material violation of or liable under, any Environmental Law. No Seller has received any written Order, demand or notice, or, to the Knowledge of the Seller, any oral order, demand or notice, from (i) any Governmental Body or private citizen acting in the public interest, or (ii) the current or prior owner or operator of the Real Property or the Business or properties adjoining the Real Property concerning any actual or potential violation or failure to comply with any Environmental Law, or concerning any actual or threatened obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities.

(b) There are no pending, or to the Knowledge of the Seller, threatened, Claims or Encumbrances, resulting from any Environmental, Health, and Safety Liabilities or arising under or pursuant to any Environmental Law, with respect to or affecting the Business, or Real Property.

(c) No Seller has received any written citation, directive, inquiry, notice, Order, demand, summons or warning that relates to Hazardous Activity, Hazardous Materials or any alleged, actual or potential violation or failure to comply with any Environmental Law, or of any alleged, actual or potential obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities.

(d) No Seller has any Environmental, Health, and Safety Liabilities with respect to or affecting the Business or the Real Property.

(e) There are no Hazardous Materials present on or in the Environment at the Leased Real Property or, to the Knowledge of the Seller, at any adjoining property, including any Hazardous Materials contained in barrels, above or underground storage tanks, landfills, land deposits, dumps, equipment or other containers, either temporary or permanent, or deposited or located in land, water, sumps or any other part of the Leased Real Property or, to the Knowledge of the Seller, such adjoining property, or incorporated into any structure therein or thereon, which could reasonably be expected to result in any Environmental, Health and Safety Liabilities. No Seller nor, to the Knowledge of the Seller, any other Person for whose conduct any Seller is or may be held responsible, has permitted or conducted, or is aware of, any Hazardous Activity conducted with respect to the Business or the Real Property which could reasonably be expected to result in any Environmental, Health and Safety Liabilities.

(f) There has been no Release of any Hazardous Materials at or from the Real Property while under the Control of the Sellers, or, to the Knowledge of the Seller, at any other locations where any Hazardous Materials were generated, manufactured, refined, transferred, produced, imported, used or processed from or by the Business in violation of Environmental Law or in a manner that could result in any Environmental Health and Safety Liabilities.

(g) To the Knowledge of the Seller, there is no asbestos contained in or forming part of any of the Purchased Assets.

(h) No Real Property is on the federal or any state analog National Priorities List or Comprehensive Environmental Response, Compensation and Liability Information System list, and to the Knowledge of the Seller, no site that has received wastes from the Business is on the federal, or any state analog to the, U.S. National Priorities List or Comprehensive Environmental Response, Compensation and Liability Information System list.

(i) The Seller has delivered to the Buyer true and complete copies and results of any reports, studies, analyses, tests or monitoring prepared or conducted since January 1, 2013, possessed or initiated by any Seller or otherwise in any Seller’s possession pertaining to Hazardous Materials or Hazardous Activities in, on or under the Real Property, or concerning compliance by the Business, any Seller, or any other Person for whose conduct any Seller is or may be held responsible, with Environmental Laws.

3.15 Employees

(a) Schedule 3.15(a) of the Disclosure Letter contains a complete and accurate list of the following information for each employee, officer and director of any Seller (such employees, officers and directors collectively, the “Business Employees” and each individually a “Business Employee”), including each employee on leave of absence or layoff status: (i) employer, name, job title, original hire date and classification as exempt or non-exempt under the federal Fair Labor Standards Act; (ii) current annualized salary (or rate of pay) and other compensation (including bonus, profit-sharing, pension benefits and other compensation) paid in 2012 and paid or payable through 2013; (iii) accrued but unused vacation, sick leave or other paid time off accrued; and (iv) service credited for purposes of vesting and eligibility to participate under any Seller Benefit Arrangement. Except as set forth on Schedule 3.15(a) of the Disclosure Letter, there are no Employment Contracts with any Business Employees and true and correct copies of any such Employment Contracts have been delivered by the Seller to the Buyer. Schedule 3.15(a) of the Disclosure Letter also contains a complete and accurate list of the following for each individual who provides services to any Seller in the capacity as a consultant or independent contractor: name, description of services provided, employing entity, terms of compensation, all compensation paid in 2012 and paid or payable in 2013, and details of any Contract applicable to the consulting or contracting relationship. For the avoidance of doubt, the Seller acknowledges and agrees that all compensation and benefits relating to the period prior to the Closing or related to any period with respect to any Business Employees not hired by Buyer are obligations of the Sellers and are not assumed by the Buyer.

(b) Sellers hereby confirm their termination, waiver and release of each Business Employee, consultant or independent contractor from any confidentiality, noncompetition or proprietary rights restriction, policy or Contract between any Seller and such Business Employee, consultant or independent contractor or from any other term or provision that in any way adversely affects or would reasonably be expected to adversely affect (i) the performance of his, her or its duties as a Business Employee, consultant or independent contractor if engaged or hired by the Buyer, or (ii) the ability of the Sellers to carry on the Business or to permit the Buyer, after the Closing, to carry on the Business in substantially the same manner as presently conducted by the Sellers and as previously conducted by the Sellers. To the Knowledge of the Seller, no Business Employee, consultant or independent contractor is a party to, or is otherwise bound by, any Contract, including any confidentiality, noncompetition or proprietary rights agreement, between such Business Employee, consultant or independent contractor and any other Person that in any way adversely affects or would reasonably be expected to adversely affect (i) the performance of his or her duties as a Business Employee, or (ii) the ability of the Sellers to carry on the Business or to permit the Buyer, after the Closing, to carry on the Business in substantially the same manner as presently conducted by the Sellers and as conducted by the Sellers since December 31, 2012. To the Knowledge of the Seller, no Business Employee intends to terminate his or her employment or, if offered employment on substantially the same terms by the Buyer or a Related Person of the Buyer at the Closing, to not accept or terminate such employment.

(c) Except as set forth in Schedule 3.15(c) of the Disclosure Letter, there are no Claims or Proceedings that have been asserted or, to the Knowledge of the Seller, threatened against any Seller that relate to any Business Employee or previous employee or consultant or applicant for employment or any Seller’s labor or employment practices, including those for: (i) wages, salaries, commissions, bonuses, vacation pay, severance or termination pay, sick pay or other compensation; (ii) employee benefits; (iii) alleged unlawful, unfair, wrongful or discriminatory employment or labor practices; (iv) alleged breach of Contract or other claim arising under a collective bargaining agreement, other labor contract or individual Contract, or any other employment covenant whether express or implied; (v) alleged violation of any Legal Requirement relating to meal or rest breaks, employee classification, overtime pay, minimum wages or maximum hours of work; (vi) alleged violation of occupational safety and health standards; or (vii) alleged violation of plant closing and mass layoff, immigration, recordkeeping, workers’ compensation, disability, employee leave, unemployment compensation, whistleblower laws or other labor or employment laws; and no Seller has committed any act or omission that could give rise to any such Claim or Proceeding.

(d) Unless specifically listed on Schedule 3.15(d) of the Disclosure Letter, each Seller is presently, and has in the past always been, in material compliance with all applicable Legal Requirements regarding labor and employment practices and policies, including those regarding: (i) wages, salaries, commissions, overtime pay, bonuses, vacation pay, severance or termination pay, sick pay or other compensation; (ii) employee benefits; (iii) unlawful, unfair, wrongful or discriminatory employment or labor practices; (iv) breach of contract or other claim arising under a collective bargaining agreement, other labor Contract or individual Contract, or any other employment covenant whether express or implied; (v) meal and rest breaks, employee classification, minimum wages or maximum hours of work; (vi) occupational safety and health standards; (vii) plant closing and mass layoff, immigration, recordkeeping, workers’ compensation, disability, unemployment compensation, and whistleblowing; and (viii) employee leave requirements.

(e) There have not been any plant closings, mass layoffs, or other terminations of employees of the Sellers at any time prior to the Closing Date which would create any obligations upon or liabilities for any Seller under the WARN Act.

(f) All Business Employees are lawfully authorized to work in the United States for the applicable Seller in accordance with applicable immigration laws. The Sellers have taken all steps required by applicable Legal Requirements to ensure that independent contractors and employees of independent contractors, as applicable, who provide services to it, are properly classified and lawfully permitted to work in the United States. The Sellers are in compliance in all material respects with all Legal Requirements relating to the documentation and record keeping of their employees’ work authorization status.

(g) Other than as listed on Schedule 3.15(g) of the Disclosure Letter, no Seller is subject to any Order, settlement agreement, conciliation agreement, letter of commitment, deficiency letter or consent decree with any Business Employee or former employee or applicant for employment, labor union or other collective bargaining representative, or any Governmental Body or arbitrator relating to claims of unfair labor practices, employment discrimination or other claims with respect to labor and employment practices and policies, and no Governmental Body or arbitrator has issued an Order with respect to the labor and employment practices or policies of any Seller which have any present material effect (or could have any future material effect) on any Seller or the labor and employment practices and policies of any Seller.

3.16 Labor Relations; Compliance

(a) Except as set forth on Schedule 3.16 of the Disclosure Letter, no Seller has been, or is, a party or subject to any collective bargaining, labor or other similar Contract applicable to any group of Business Employees or former employees. To the Knowledge of the Seller, no representation or certification petition by any labor union seeking to represent any Business Employee is pending or threatened. During the five-year period prior to the date of this Agreement, to the Knowledge of Seller, there has not been, there is not presently pending or existing, and, there is not threatened, (i) any strike, slowdown, picketing, work stoppage or employee grievance process, (ii) any Proceeding against any Seller relating to the alleged violation of any Legal Requirement pertaining to labor relations, including any grievance or any charge or complaint filed by an employee or union with the National Labor Relations Board or any comparable Governmental Body or other labor or employment dispute against or affecting any Seller or their respective premises, or (iii) any application for certification of a collective bargaining agent as representative of any employee of any Seller. There is no lockout of any employees by any Seller, and no such action is contemplated by or at any such entity.

(b) Each Seller is in compliance in all material respects with all Workers’ Compensation Laws.

3.17 Intellectual Property

(a) Set forth in Schedule 3.17 of the Disclosure Letter is a list of all material domestic and foreign patents, patent rights, patent applications, trademarks, trademark applications, service marks, service mark applications, trade names, domain names and copyrights, software, models, customer relations management programs and improvements thereto and all applications for such which are in the process of being prepared, owned or licensed by or registered in the name of any Seller. Each Seller owns or possesses sufficient licenses or other valid rights to use all patents, patent applications, trademarks, trademark applications, service marks, service mark applications, trade names, domain names, copyrights, websites, manufacturing processes, sales call center processes, scripts, customer relations management databases and all data, software, formulae, trade secrets, customer lists and know how, and all improvements thereto (collectively, the “Intellectual Property Assets”), necessary to carry on the Business in substantially the same manner as presently conducted by the Sellers and as previously conducted by the Sellers, and has the authority to transfer such Intellectual Property Assets to Buyer free and clear of any Encumbrances other than Permitted Encumbrances, and no Claim is pending or, to the Knowledge of the Seller, threatened to the effect that the operations of any Seller infringe upon, misappropriate or conflict with the rights of any other Person. No Claim is pending or, to the Knowledge of the Seller, threatened to the effect that any such Intellectual Property Assets owned or licensed by any Seller, or which any such Seller otherwise has the right to use, is invalid or unenforceable by such entity.

(b) The Sellers have taken reasonable measures to protect the confidentiality of the trade secrets and confidential information of the Sellers with respect to the Business.

3.18 Customers and Suppliers

Schedule 3.18 of the Disclosure Letter contains a list of the customers of the Business for each of the last three fiscal years and a list of the suppliers of the Business for each of the last three fiscal years. Since December 31, 2012, there has not been (i) any material adverse change to the Business in its relationship with any of the customers or suppliers listed on Schedule 3.18 of the Disclosure Letter for the last fiscal year, or (ii) any material adverse change to the Business in any term (including credit terms) of the agreements or other arrangements with any such customers or suppliers, in each case other than in the Ordinary Course of Business. Since December 31, 2012, no Seller has received any customer complaints concerning its services, other than complaints in the Ordinary Course of Business which have not had, and would not reasonably be expected to have, individually or in the aggregate, an adverse effect the on the Business’ relationship with any customer listed on Schedule 3.18 of the Disclosure Letter. To the Knowledge of the Seller, none of the customers or suppliers listed on Schedule 3.18 of the Disclosure Letter has a current intention to suspend deliveries or to cancel, terminate or otherwise materially and adversely modify their relationship with the Business upon the consummation of the Contemplated Transactions.

3.19 Solvency

None of the Sellers is the subject of any pending, rendered or, to the Knowledge of the Seller, threatened insolvency Proceedings of any character. No Seller has made an assignment for the benefit of creditors that could constitute a valid basis for the institution of any such insolvency Proceedings.

3.20 Forecasts

All forecasts, projections, models, budgets or estimates heretofore delivered or caused to be delivered to the Buyer by the Seller or any of its Related Persons or their respective Representatives and the forecasts and projections set forth in the model attached as Schedule 3.20 of the Disclosure Letter, have been prepared and reviewed in good faith, and without any intention to mislead the Buyer.

3.21 Relationships With Related Persons

Except as set forth on Schedule 3.21 of the Disclosure Letter, no director, manager, member, stockholder or other equity owner, officer, or, to the Knowledge of the Seller, Related Person of any Seller since December 31, 2012, has owned (of record or as a beneficial owner) a material equity interest or any other material financial or profit interest in, a Person that has (i) had business dealings or a material financial interest in any transaction with any Seller, or (ii) engaged in competition with any Seller with respect to the Business in any market presently served by the Business. Except as set forth in Schedule 3.21 of the Disclosure Letter, no director, manager, member, stockholder or other equity owner, officer, or, to the Knowledge of the Seller, Related Person of any Seller is a party to any Contract with, or has any claim or right against, any such Seller.

3.22 Brokers or Finders

None of the Sellers or any of their respective agents or, to the Knowledge of the Seller, any of their respective Related Persons has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with the Contemplated Transactions for which the Buyer, its agents or any of its Related Persons could become liable or obligated.

3.23 No Other Subsidiaries

Other than Lonestar Renewable Technologies Corp., which is the direct or indirect parent of Lonestar and EES, Acro Energy Technologies, LLC, which is a wholly-owned subsidiary of Lonestar, and Acro Energy Technologies, Inc. f/k/a Acro Electric, Inc.), which is an affiliate of Lonestar and EES, the Sellers do not own, directly or indirectly, any equity or long-term debt securities of any Person.

3.24 Warranties

Schedule 3.24 of the Disclosure Letter identifies any warranty claim asserted during the one year period prior to the date of this Agreement from which any Seller has incurred costs in excess of $1,000.00. All Claims, whether in contract or tort, for defective or allegedly defective products, services or workmanship pending or, to the Knowledge of the Seller, threatened, against any Seller are listed or described on Schedule 3.24 of the Disclosure Letter.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Sellers as of the Closing Date as follows. The Buyer acknowledges that the Sellers are relying on the following representations and warranties in entering into this Agreement.

4.1 Organization and Good Standing

The Buyer is duly formed, validly existing and in good standing under the laws of is jurisdiction of formation. The Buyer has delivered to the Sellers copies of the Organizational Documents of Buyer as in effect on the date of this Agreement.

4.2 Authority; No Conflict

(a) This Agreement has been, and each other Transaction Document to which the Buyer is, or will be, a party, is, or will be, when executed and delivered by the Buyer, duly and validly executed and delivered by the Buyer and this Agreement is, and each other Transaction Document to which the Buyer is, or will be a party, is, or will be, when executed and delivered by the Buyer, the valid and binding obligation of the Buyer and assuming the due authorization, execution and delivery thereof by the other parties hereto and thereto, enforceable against the Buyer in accordance with its terms, subject to Creditors’ Rights. The execution and delivery of each Transaction Document by the Buyer and the consummation of the Contemplated Transactions has been duly and validly approved by all corporate action by the Buyer or its equityholders.

(b) Neither the execution and delivery of any Transaction Document by the Buyer nor the consummation or performance of any of the Contemplated Transactions by the Buyer, will directly or indirectly (with or without notice or passage of time or both):

(i) contravene, conflict with, or result in a violation of: (x) any provision of any of the Organizational Documents of the Buyer, or (y) any resolution adopted by the board of directors or shareholders (as the case may be) of the Buyer;

(ii) contravene, conflict with, or result in a violation of any Legal Requirement, in any material respect, or any Order to which the Buyer is subject; or

(iii) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Contract to which the Buyer or any Related Person of the Buyer is a party, except as would not reasonably be expected to prevent or materially delay the consummation of the Contemplated Transactions or to materially impair the Buyer’s ability to perform its obligations under the Transaction Documents to which it is a party.

(c) Neither the Buyer nor any Related Person of the Buyer will be required to obtain any Consent from any Person in connection with the execution and delivery of any Transaction Document to which it is a party or the consummation or performance of any of the Contemplated Transactions, except as would not reasonably be expected to prevent or materially delay the consummation of the Contemplated Transactions or to materially impair the Buyer’s ability to perform its obligations under the Transaction Documents to which it is a party.

4.3 Certain Proceedings

There is no pending Proceeding that has been commenced against the Buyer that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions. To the Knowledge of the Buyer, no such Proceeding has been threatened.

4.4 Brokers or Finders

Neither the Buyer nor any of its agents or Related Persons have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement or the Related Agreements for which the Sellers, their respective agents or any of their respective Related Persons could become liable or obligated.

ARTICLE V

COVENANTS OF THE SELLERS

5.1 Noncompete; Nonsolicitation; Nondisparagement

In order to induce the Buyer to enter into the Contemplated Transactions and in order to protect the Buyer’s legitimate business interests, including the value of the goodwill that the Sellers are transferring hereunder and that the Non-Compete Subject Parties are causing to be transferred hereunder, each of the Sellers and the following individuals: Harry Fleming, Douglas Samuelson, Brad Kovnat, Eric Williams and Kuang Jui “Andy” Chen (collectively, the “Non-Compete Subject Parties”) severally and not jointly, has agreed to the provisions of this Section 5.1, as follows:

(a) For a period of three (3) years after the Closing Date, such Non-Compete Subject Parties agree that he, she or it will not, and will cause each of his, her or its Controlled Related Persons, not to, directly or indirectly, own, manage, be employed by or affiliated with, operate or control or participate in the ownership, management, operation or control of any Person that carries on or engages in the Business, including, by (i) developing, installing and/or selling solar systems or similar services or systems, or (ii) soliciting, or causing to be solicited, any Person who is or was a customer of the Business for the purpose of carrying on or engaging in the Business within the states of California, Hawaii or Arizona (the “Restricted Area”). Notwithstanding anything in the foregoing to the contrary, nothing in this Agreement shall be deemed to prohibit any Non-Compete Subject Party or any of their Controlled Related Persons from (i) performing any services for Buyer or any of its Related Persons (ii) owning any interest in Buyer or any of its Related Persons or (iii) directly or indirectly owning or acquiring, solely as a passive investment, securities of any entity traded on a national securities exchange (“Public Entity”) if such Person is not a controlling person of or a member of a group which controls such Public Entity and does not, directly or indirectly, own beneficially or of record more than three percent of any class of securities of such Public Entity.

(b) For a period of three (3) years after the Closing Date, each such Non-Compete Subject Party agrees that he, she or it will not, and will cause each of his, her or its Controlled Related Persons (including any spouses or children of such Non-Compete Subject Person) not to, directly or indirectly, (i) entice, induce or attempt to cause any director, officer, employee or consultant, other than such Non-Compete Subject Party, to terminate his or her employment or relationship with Buyer or any of its Related Persons, or (ii) on behalf of any Person that carries on or engages in the Business, hire or employ, or solicit or contact with a view to the hiring or employment of, any such director, officer, employee or consultant.

(c) Such Non-Compete Subject Party agrees that at any time, he, she or it will not, and will cause each of his, her or its respective Controlled Related Persons, not to, knowingly disparage the Buyer or any director, stockholder, equity holder, officer, employee, consultant or agent of the Buyer or any of their respective Related Persons.

(d) For a period of three (3) years after the Closing Date, such Non-Compete Subject Party shall maintain the confidentiality of, and not use, other than on behalf of the Buyer or his, her or its Related Persons, (i) confidential or proprietary information regarding the Business or the Purchased Assets or (ii) trade secrets regarding the Business or the Purchased Assets; provided that this Section 5.1(d) shall not apply to information: (A) that becomes available to such party after the Closing Date from a source other than the Buyer or any of its Representatives (and not as a result of a violation of a contractual restriction or fiduciary duty known to such Person); or (B) that was or becomes generally available to the public (and not as a result of a violation of a contractual restriction or fiduciary duty known to such Person). Notwithstanding the preceding sentence, such Non-Compete Subject Party may, and may permit, disclosure of such information (x) in response to any judicial or administrative proceedings (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigation demand or similar process); (y) if required by a Governmental Body; or (z) to avoid violating any applicable Legal Requirement; provided that such Non-Compete Subject Party will, to the extent practicable, promptly notify the Buyer thereof and cooperate with the Buyer at the Buyer’s reasonable request and cost if the Buyer should seek to obtain an Order that confidential treatment will be accorded to such information.

(e) Such Non-Compete Subject Party acknowledges and agrees that the restrictions set forth in this Section 5.1 are necessary to protect the legitimate business interests of the Buyer, including preservation of the goodwill that such Non-Compete Subject Party is conveying under this Agreement. Such Non-Compete Subject Party further acknowledges that all of the restrictions in this Section 5.1 are reasonable in all respects, including duration, geographical limitation and scope of activity restricted and no greater than necessary to protect the Buyer’s legitimate business interests. In the event that it is judicially determined that the restrictions set forth in Sections 5.1(a), (b) or (c) are overly broad, such restrictions will be reformed to the extent necessary to make such restrictions reasonable. Such Non-Compete Subject Party agrees that the existence of any claim or cause of action by such Non-Compete Subject Party against the Buyer or any other entity, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement of the covenants and restrictions contained in this Section 5.1. In the event of a breach by such Non-Compete Subject Party of this Section 5.1, the term of this covenant will be extended by the period of the duration of such breach.

(f) Such Non-Compete Subject Party expressly agrees and acknowledges that, in the event of a breach of any of the provisions of this Section 5.1, the Buyer shall be entitled to obtain immediate injunctive relief, as any such breach would cause the Buyer irreparable injury for which it would have no adequate remedy at law. Nothing in this Agreement shall be construed so as to prohibit the Buyer from pursuing or realizing any other remedies available to it under this Agreement, at law or in equity for any such breach or threatened breach.

5.2 Tax Matters

(a) Property Tax Apportionment. All ad valorem taxes, personal property taxes and similar obligations (“Property Taxes”) attributable to the Purchased Assets with respect to a tax period in which the Closing Date occurs shall be apportioned as of the Closing Date between the Sellers and the Buyer determined by prorating such Property Taxes on a daily basis over the entire tax period (for purposes of Property Taxes, the term “tax period” means the period beginning on the assessment date for Property Taxes through the day before the next assessment date for such Property Taxes).

(b) Property Tax Payment. Upon determination of the actual amount of Property Taxes, amount equal to the Seller’s share of the Property Taxes shall be applied toward reduction of the Cap.

(c) Sales and Transfer Taxes. Any sales, purchase, transfer, stamp, documentary, registration, use or similar Taxes (“Transfer Taxes”) due with respect to the sale of the Purchased Assets and consummation of the other Contemplated Transactions shall be paid by the Party owing such amount. The Parties agree to cooperate fully with each other to minimize any liability for any such Transfer Taxes to the extent legally permissible. Each Party shall provide and make available to any other Party any resale certificates and other exemption certificates or information reasonably requested by any other party. The Sellers agree to assist the Buyer in establishing the applicability of the occasional sale exemption or other exemption from any sales and use tax applicable to the sale of the Purchased Assets.

(d) Tax Cooperation. The Parties shall cooperate fully, as and to the extent reasonably requested by any other Party, in connection with the filing of Tax Returns and any audit, litigation, or other Proceeding with respect to Taxes relating to the Purchased Assets. Such cooperation shall include the retention and (upon another Party’s request) the provision of records and information that are relevant to any such Tax Return or audit, litigation or other Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement. The Sellers and the Buyer agree to retain all books and records with respect to Tax matters pertinent to the Purchased Assets relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the respective taxable periods and to abide by all record retention agreements entered into with any Governmental Body.

5.3 Use of Name

The Sellers hereby agree that from and after the Closing Date, none of the Sellers will directly or indirectly use or otherwise exploit in connection with any business activities (other than on behalf of the Buyer or its Related Persons) any service marks, trademarks, trade names, identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing that is used in the Business or is confusingly similar to any name or mark used in the Business, including the names “Acro” and “Acro Energy” or any related name or mark.

5.4 Forwarding Services

From and after the Closing Date, the Sellers shall forward all telephone calls, facsimiles, e-mail, mail and other requests, inquiries or information relating to the Purchased Assets to the forwarding telephone number, facsimile number, e-mail address or mailing address, as appropriate, delivered by the Buyer to the Sellers or in accordance with Section 8.3 if no alternative instructions have been provided.

5.5 Books and Records

The Sellers acknowledge and agree that from and after the Closing the Buyer will maintain the originals of all Books and Records, other than such Records constituting Excluded Assets. The Sellers will promptly deliver to the Buyer such original Books and Records (other than such Records constituting Excluded Assets) and will cooperate in all reasonable respects with the Buyer, at Buyer’s expense, in the preparation and/or audit or re-audit or reexamination of historical financial statements for the Business for such periods as may be reasonably requested by the Buyer. The Buyer shall cooperate in all reasonable respects with any Seller Party and will make available to such Seller Party, during normal business hours, the Books and Records which relate to the period preceding the Closing Date and which are necessary or useful in connection with any tax inquiry, audit or similar investigation, any dispute or litigation or any other legitimate business purpose of such Seller Party; provided that, prior to receiving access to any of the Books and Records, such Seller Party shall enter into a customary confidentiality agreement binding on it and any other Person to whom the information may be disclosed. Notwithstanding the foregoing, and subject to Section 7.10, the Buyer shall be entitled to destroy Books and Records in accordance with a customary document retention policy beginning on the sixth anniversary of the date hereof.

5.6 Employee Matters

(a) Hiring Process. Prior to the Closing Date, the Buyer, or one of the Buyer’s Related Persons, may make offers of employment to any or all of the Business Employees, or engage as a contractor any Business Employee or consultant of the Seller, on terms and conditions determined by the Buyer in its sole and absolute discretion except as otherwise provided in this Section 5.6. Each such employment offer (“Employment Offer”) or engagement offer shall be subject to and conditioned upon the occurrence of the Closing and effective as of the Business Employee’s Hire Date or contractor’s commencement date. Those Business Employees who accept an Employment Offer, pass the Buyer’s or its Related Person’s applicable pre-employment screening processes, and are employed by a Seller on the Closing Date shall become employed by the Buyer or the Buyer’s Related Person, as applicable, immediately after the Closing; provided, however, that with respect to any Business Employee to whom the Buyer or one of the Buyer’s Related Persons has made an Employment Offer pursuant to this Section 5.6 but who is on any approved leave of absence on the Closing Date (other than vacation), such Business Employee shall become employed by the Buyer or the Buyer’s Related Person, as applicable, effective as of the date such Business Employee is available to begin active employment with the Buyer or the Buyer’s Related Person, as applicable (but, in all events, not later than 90 days following the Closing Date). The date of a Business Employee’s commencement of employment with the Buyer or the Buyer’s Related Person is referred to herein as his or her “Hire Date”. The Sellers shall assist the Buyer or its Related Person in communicating with the Business Employees or the Sellers’ contractors regarding potential employment or engagement with the Buyer or one of its Related Persons. The Sellers shall not interfere with any such Employment Offers, engagement offers or negotiations by the Buyer or its Related Person to employ or engage any Business Employee or contractor or discourage any Business Employee or contractor from accepting employment or engagement with the Buyer or any of its Related Persons.

(b) Prior Service Credit. With respect to each employee benefit plan or policy, including severance, vacation and paid-time-off plans, policies and practices, sponsored or maintained by the Buyer or a Related Person of the Buyer, the Buyer or a Related Person of the Buyer shall grant, or cause to be granted to, each Business Employee who has accepted employment with the Buyer or one of its Related Persons (each a “Continued Employee”), from and after the Continued Employee’s Hire Date, credit for all service with the Sellers and respective Related Persons prior to the Continued Employee’s Hire Date using the same methodology used by such entities for employee benefit plan purposes, including eligibility to participate, vesting credit, eligibility to commence benefits, vacation days, sick days and severance but not including benefit accruals under any defined benefit pension plans of the Sellers or any of their respective Related Persons; provided, however, that if the Sellers maintain a comparable benefit plan, service shall be credited solely to the extent that such service was or would have been credited for such purposes under such comparable plan (provided that the Sellers supply the Buyer with such information and represent its truth and accuracy).

(c) Cooperation with Respect to Continued Employees. With respect to each Continued Employee and effective as of the time immediately prior to the Continued Employee’s Hire Date, the Sellers shall (i) terminate the employment of such Continued Employee and (ii) waive and release any confidentiality, non-competition, non-disclosure and similar agreements between a Seller Party and such Continued Employee that would restrict or encumber such Continued Employee’s ability to perform his or duties as an employee of the Buyer or one of its Related Persons (except for any nondisclosure obligations relating to proprietary non-public information that is not related to the Business).

(d) Welfare Benefit Plan Coverage Liability. Claims of each Continued Employee and his or her eligible beneficiaries and dependents for welfare benefits (other than disability benefits and workers’ compensation that are incurred (i) prior to the Closing Date shall be the sole responsibility of the Sellers and (ii) from and after each Continued Employee’s respective Hire Dates shall be the sole responsibility of the Buyer or one of the Buyer’s Related Persons. For purposes of this paragraph, a medical/dental claim shall be considered incurred on the date when the medical/dental services are rendered or medical/dental supplies are provided, and not when the condition arose or when the course of treatment began. The Sellers shall be liable for claims for short-term disability benefits and workers’ compensation benefits by Continued Employees under such welfare benefit plans with respect to payments otherwise due prior to the Closing Date. For the avoidance of doubt, the Buyer is not assuming responsibility and shall have no obligation under any Benefit Arrangements.

(e) Employee Records. Except as prohibited by applicable Legal Requirements, the Sellers shall provide to the Buyer or a Related Person of the Buyer copies of the personnel files of Continued Employees and such spreadsheets and other data as may be necessary or appropriate to establish payroll records and benefit enrollment records for such Continued Employees.

(f) No Duplication of Benefits. Nothing in this Agreement shall cause duplicate benefits to be paid or provided to or with respect to a Continued Employee under any employee benefit policies, plans, arrangements, programs, practices, or agreements. References herein to a benefit with respect to a Continued Employee shall include, where applicable, benefits with respect to any eligible dependents and beneficiaries of such Continued Employee under the same employee benefit policy, plan, arrangement, program, practice or agreement.

(g) Accrued and Unused Vacation. Vacation entitlement accrued but not utilized by a Continued Employee for the year in which the Closing Date occurs under the vacation policy applicable to such Continued Employee immediately prior to the Closing Date, to the extent reflected as a current liability on the Latest Financials, shall be recognized by the Buyer or one of the Buyer’s Related Persons following the Closing Date; provided, however, that the terms of the Buyer’s or the Buyer’s Related Person’s vacation policy shall govern the utilization of vacation time after the Closing Date.

(h) Flexible Spending Accounts. As soon as administratively practicable following the Closing Date, the Sellers shall take, or cause to be taken, such action as is necessary to transfer the flexible spending account election and related account balance of each Continued Employee from the Sellers’ Flexible Benefit Plan (inclusive of its constituent plans) (“Seller’s FSA”) to the Flexible Benefit Plan established or maintained by the Buyer or a Related Person of the Buyer (“Buyer’s FSA”). The aggregate account balances of the Continued Employees who are participants in Seller’s FSA as of the Closing Date shall be expressly accrued for as a current liability on the most recent financial statements of the Sellers. From and after the date of such transfer, the Buyer or a Related Person of the Buyer shall cause Buyer’s FSA to assume the obligations of Seller’s FSA with respect to the elected flexible spending benefits of the Continued Employees under Seller’s FSA, and Seller’s FSA shall cease to be responsible therefor. The Buyer, the Related Persons of the Buyer and the Sellers shall cooperate in making all appropriate arrangements in connection with the transfer described in this Section 5.6(h).

(i) No Third Party Beneficiaries. The Parties acknowledge and agree that all provisions contained in this Section 5.6 with respect to employees and employee benefits are included for the sole benefit of the respective Parties and shall not create any right (a) in any other Person, including any current or former Business Employees, any participant in any Benefit Arrangement or any beneficiary thereof or (b) to continued employment with the Buyer or any of the Buyer’s Related Persons. Nothing contained in any Transaction Document shall (i) be construed to establish, amend, modify or continue any benefit or compensation plan, program, agreement or arrangement of any Party or (ii) constitute a limitation on or restriction against the right of any Party to amend, modify or terminate any such plan, policy or arrangement or the terms or conditions of employment of any Continued Employees after the consummation of the Contemplated Transactions.

(j) Cooperation with Respect to Continuation of Real Property Leases. With respect to each Real Property Lease, the Sellers shall cooperate in all reasonable respects with the Buyer in the transfer or assignment of any Real Property Lease to Buyer, in securing the consent of the landlord under such Real Property Lease to any such transfer or assignment or in the entry by Buyer into a new lease with any such landlord.

ARTICLE VI

CLOSING

6.1 Closing

The closing of the Contemplated Transactions (the “Closing”) shall take place at the offices of Andrew Kurth, LLP, commencing at 10:00 a.m., Eastern Standard time, on February 15, 2013 (the “Closing Date”). The Closing shall be deemed to be effective as of 12:01 a.m., Eastern Standard time, on the Closing Date (the “Effective Time”).

6.2 Sellers Closing Deliveries

At the Closing, the Sellers shall deliver or cause to be delivered to the Buyer:

(a) Waiver and Release. Waiver and Release duly executed by the Sellers;

(b) Lease Assignments. A separate assignment and assumption agreement for each Real Property Lease in a form to be mutually agreed upon by the parties, duly executed by the applicable Seller;

(c) Bills of Sale. A separate bill of sale for all of the Purchased Assets that are Personal Property and that are owned by each Seller, in a form to be mutually agreed upon by the parties, duly executed by each such Seller;

(d) Assignment and Assumption Agreements. A separate assignment and assumption agreement with respect to each Seller providing for the assignment to the Buyer of (i) all the Material Contracts, (ii) all of the Intellectual Property Assets, and (iii) all other intangible personal property of such Seller that constitutes a portion of the Purchased Assets and for the assumption by the Buyer of the Assumed Obligations, in a form to be mutually agreed upon by the parties (each, an “Assignment and Assumption Agreement”), duly executed by such Seller, together with any written consent of the non-Seller counterparty as may be necessary or required;

(e) Secretary’s Certificate. A certificate, dated the Closing Date, duly executed by the secretary of each Seller: (i) attaching certified copies of each Seller’s Organizational Documents; (ii) certifying on behalf of each Seller that all actions required to authorize and approve the execution and delivery of each Transaction Document to which such Seller is a party by such Seller and to authorize and approve the Contemplated Transactions have been taken, setting forth copies of such actions (including copies of any resolutions so authorizing and approving such matters) and certifying that all such copies are true and complete, in full force and effect, and unmodified as of the Closing Date; (iii) certifying the accuracy of the specimen signature(s) of the officer(s) of each Seller executing any Transaction Document on behalf of such Seller and (iv) certifying that the Disclosure Letter and Schedules thereto and all representations and warranties by the Sellers hereunder remain true and accurate as of the Closing Date as if made as of the Closing Date, and that as of the Closing Date there has been no material adverse change or effect since the date hereof on the Business, assets, results of operations or financial condition of the Business or the Purchased Assets, on the ability of any Seller to perform its obligations under this Agreement and the Transaction Documents to which it is a party or on the ability of Sellers to consummate the Contemplated Transactions;

(f) Approvals and Consents. Copies of all Governmental Authorizations, and Consents of third Persons, including Governmental Bodies, the granting of which are necessary for the Sellers to consummate the Contemplated Transactions by the Sellers;

(g) Public Certificates. A copy of a certificate of good standing and existence with respect each Seller issued by the appropriate Governmental Body of its jurisdiction of formation as of a date not more than five days prior to the Closing Date;

(h) Tax Certificates. Certificates issued by the relevant taxing authority reflecting that no taxes are overdue pursuant to the applicable Legal Requirements other than as disclosed in the Disclosure Letter;

(i) UCC Release. Authorization in writing by the Co-Borrowers (and any other holder, if any, of an Encumbrance other than a Permitted Encumbrance) upon the Purchased Assets for Buyer to file Uniform Commercial Code Termination Statements terminating and releasing any such Encumbrance upon the Purchased Assets, and a release from Co-Borrowers of any Claim against Sellers and the Purchased Assets; and

(j) Other Documents. All other documents as the Buyer may reasonably request for the purpose of (i) evidencing the accuracy of any Sellers’ representations and warranties in any Transaction Document, (ii) evidencing the performance by the Sellers or the compliance by any Seller Party with, any covenant or obligation required to be performed or complied with by any Seller Party under any Transaction Document or (iii) otherwise facilitating the consummation or performance of any of the Contemplated Transactions, including officers’ certificates as they may be requested.

6.3 Buyer Closing Deliveries

At the Closing, the Buyer shall deliver or cause to be delivered:

(a) Waiver and Release. Waiver and Release duly executed by IES;

(b) Assignment and Assumption Agreements. Each Assignment and Assumption Agreement, duly executed by the Buyer;

(c) Secretary’s Certificate. A certificate, dated the Closing Date, duly executed by the secretary of the Buyer: (i) attaching certified copies of the Buyer’s Organizational Documents; (ii) certifying on behalf of the Buyer that all actions required to authorize and approve the execution and delivery of each Transaction Document to which the Buyer is a party by the Buyer and to authorize and approve the Contemplated Transactions have been taken, setting forth copies of such actions (including copies of any resolutions so authorizing and approving such matters) and certifying that all such copies are true and complete, in full force and effect, and unmodified as of the Closing Date; and (iii) certifying the accuracy of the specimen signature(s) of the officer(s) of the Buyer executing any Transaction Document on behalf of the Buyer;

(d) Public Certificates. A copy of a certificate of good standing and existence of the Buyer issued by the appropriate Governmental Body of its jurisdiction of formation as of a date not more than five days prior to the Closing Date; and

(e) Other Documents. All other documents as the Sellers may reasonably request for the purpose of (i) evidencing the accuracy of the Buyer’s representations and warranties in any Transaction Document, (ii) evidencing the performance by the Buyer or the compliance by the Buyer with, any covenant or obligation required to be performed or complied with by the Buyer under any Transaction Document or (iii) otherwise facilitating the consummation or performance of any of the Contemplated Transactions, including officers’ certificates as they may be requested.

6.4 Conditions to Closing.

The obligations of Buyer to purchase the Purchased Assets and assume the Assumed Liabilities are subject to (a) Buyer’s receipt from Wells Fargo Bank, National Association of a written consent to consummation of the Contemplated Transactions and satisfaction of any conditions supplement to such consent, (b) there being no material adverse change or effect on the business, assets, results of operations or financial condition of the Business or the Purchased Assets, on the ability of any Seller to perform its obligations under this Agreement and the Transaction Documents to which it is a party or on the ability of Sellers to consummate the Contemplated Transactions and (c) delivery of the items set forth in Sections 6.2 and 6.3.

ARTICLE VII

INDEMNIFICATION; REMEDIES

7.1 Survival; Knowledge of Inaccuracies

All representations, warranties, covenants and obligations in this Agreement, the Disclosure Letter and any Transaction Document will survive the Closing.

7.2 Indemnification and Payment of Damages by Sellers

(a) On a joint and several basis, the Sellers, and the Co-borrowers only as to subparagraph (v) below (on a joint and several basis with each other and the Sellers), hereby indemnify and hold harmless the Buyer and its Representatives, stockholders and other equity holders and controlling persons (collectively, the “Buyer Indemnified Persons”) against and from, and shall pay to the Buyer Indemnified Persons the amount of, any Damages or Claim for Damages arising, directly or indirectly, from, relating to or in connection with:

(i) any breach by any of the Sellers of any representation or warranty made by any of the Sellers in this Agreement or in any other Transaction Document;

(ii) any breach by any of the Sellers of any covenant or obligation of any of the Sellers contained in this Agreement or any transfer instrument or certificate delivered by any of the Sellers at the Closing;

(iii) any Excluded Liability; provided, however, the Sellers shall have no liability for any Taxes or Damages with respect to Taxes (A) that are attributable to any transaction outside the ordinary course of business of the Sellers entered into by the Buyer or any Related Person or at the direction of the Buyer or any Related Person that occurs on or after the Closing Date, or (B) with respect to any taxable period or portion of a taxable period beginning after the Closing Date;

(iv) the entry by any Seller or the Buyer into this Agreement or any Transaction Document; and

(v) any Damages and Claims arising pursuant to or in connection with the Encore Loan.

7.3 Indemnification and Payment of Damages by the Buyer

The Buyer shall indemnify and hold harmless the Sellers and their Representatives, stockholders and other equity holders and controlling persons (collectively, the “Seller Indemnified Persons”) against and from, and shall pay to the Seller Indemnified Persons the amount of any Damages or Claim for Damages arising, directly or indirectly, from, relating to or in connection with:

(a) any breach by the Buyer of any representation or warranty made by the Buyer in this Agreement or in any other Transaction Document;

(b) any breach by the Buyer of any covenant or obligation of the Buyer in this Agreement or any other or any transfer instrument or certificate delivered by the Buyer at the Closing; and

(c) any Assumed Obligations.

7.4 Time Limitations and Restrictions

(a) The Sellers’ indemnification obligations with respect to any Claim for indemnification under Section 7.2 shall survive the Closing indefinitely.

(b) The Buyer’s indemnification obligations with respect to any Claim for indemnification under Section 7.3 shall survive the Closing indefinitely.

(c) The amount of any Damages for which any Indemnified Party is finally determined to be entitled to indemnification under this Article VII shall be reduced by any insurance proceeds and third party payments with respect to such Damages actually received by the applicable Indemnified Party (net of reasonable out-of-pocket expenses incurred in obtaining such insurance proceeds and third party payments and the amount of any retrospective or other current increase in premium that is attributable to the payment of such insurance proceeds).

(d) NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT, NO INDEMNIFIED PARTY SHALL BE ENTITLED TO INDEMNIFICATION PURSUANT TO THIS ARTICLE VII FOR ANY PUNITIVE, INDIRECT, CONSEQUENTIAL, EXEMPLARY OR SPECIAL DAMAGES (COLLECTIVELY “EXCLUDED DAMAGES”) SUFFERED BY SUCH INDEMNIFIED PARTY, EXCEPT TO THE EXTENT SUCH EXCLUDED DAMAGES ARE RECOVERED BY ANY THIRD PARTY AGAINST AN INDEMNIFIED PARTY IN A THIRD PARTY CLAIM IN RESPECT OF WHICH SUCH INDEMNIFIED PARTY WOULD OTHERWISE BE ENTITLED TO INDEMNIFICATION PURSUANT TO THIS ARTICLE VII. FOR PURPOSES OF THIS AGREEMENT, THE PARTIES ACKNOWLEDGE AND AGREE THAT DIMINUTION OF VALUE, EXCEPT TO THE EXTENT RESULTING FROM EXCLUDED DAMAGES THAT ARE OTHERWISE LIMITED BY THIS SECTION 7.4(D), SHALL BE CONSIDERED DIRECT DAMAGES AND NOT EXCLUDED DAMAGES THAT ARE OTHERWISE LIMITED BY THIS SECTION 7.4(D).

(e) Notwithstanding anything to the contrary in this Agreement, the Parties agree that if any Buyer Indemnified Party is entitled to be indemnified for any amount of Damages or Claim for Damages under Section 7.2 and such Damages or Claim for Damages is capable of being compensated or remedied by a payment to Buyer, then the applicable Indemnifying Party shall be entitled to elect to satisfy and discharge any such amount by paying such amount directly to the Buyer, rather than to any other Buyer Indemnified Party (and upon such payment to Buyer, no other Buyer Indemnified Party shall be entitled to receive any amount in respect of such Damages or Claim for Damages).

7.5 Exclusive Remedy; Exceptions to Limitations

Notwithstanding anything in this Agreement to the contrary, in no event will the limitations set forth in Section 7.4(c) and (d) apply in the event of fraud or criminal conduct by any Party against whom a Claim for indemnification is made under this Article VII (an “Indemnifying Party”) or any of its Related Persons provided however that in the absence of fraud or criminal conduct, the indemnification provisions set forth in this Article VII are the sole remedy any Party may have in respect of any misrepresentation or inaccuracy in, or breach of, any representation or warranty or any breach or failure in performance of any covenant or agreement made in this Agreement or any other Transaction Document, except as expressly provided in this Agreement or any such Transaction Document. In addition, (a) in the event of a breach by any Seller Party of any of the provisions of Sections 5.1 or 5.3, the Buyer shall be entitled to obtain immediate injunctive relief, as the Sellers acknowledge and agree that any such breach would cause the Buyer irreparable injury for which it would have no adequate remedy at law; and (b) any Party shall be entitled to seek specific performance against any other Party pursuant to Section 8.13.

7.6 Procedure For Third Party Indemnification Claims

(a) Promptly after receipt by any party desiring to make a Claim for indemnification under this Article VII (an “Indemnified Party”) of notice of any Claim from a third-party (“Third Party Claim”) against it, such Indemnified Party will, if a Claim for indemnification is to be made against an Indemnifying Party, give prompt notice to the Indemnifying Party of such Claim, which shall contain (i) a description in reasonable detail of the facts and circumstances with respect to the subject matter of such Claim, and (ii) a good faith estimate of the amount of any Damages incurred or reasonably expected to be incurred by the Indemnified Party with respect to such Claim, (iii) a statement that the Indemnified Party is entitled to indemnification under this Section 7.6 with respect to such Claim, but the failure to notify any alleged deficiency in any notice, or any delay in notifying, the Indemnifying Party will not relieve the Indemnifying Party of any liability that it may have to any Indemnified Party, except to the extent that the Indemnifying Party demonstrates that the defense of such Proceeding is materially prejudiced by the Indemnified Party’s failure or delay in giving such notice.

(b) If any Proceeding relating to a Third Party Claim referred to in Section 7.6(a) is brought against an Indemnified Party and it gives notice to the Indemnifying Party of the commencement of such Proceeding, the Indemnifying Party will be entitled to participate in such Proceeding and, to the extent that it wishes (unless (i) the Indemnifying Party is also a party to such Proceeding and the Indemnified Party determines in good faith that joint representation would be inappropriate, or (ii) the Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend such Proceeding and provide indemnification with respect to any Damages arising under such Proceeding), to assume the defense of such Proceeding with counsel reasonably satisfactory to the Indemnified Party and, after notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such Proceeding, the Indemnifying Party will not, as long as it diligently conducts such defense, be liable to the Indemnified Party under this Article VII for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the Indemnified Party in connection with the defense of such Proceeding, other than reasonable costs of investigation. If the Indemnifying Party assumes the defense of such a Proceeding, (i) no compromise or settlement of such Claims may be effected by the Indemnifying Party without the Indemnified Party’s consent unless (A) there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any Person and no effect on any other Claims that may be made against the Indemnified Party, and (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party; and (ii) the Indemnified Party will have no liability with respect to any compromise or settlement of such Claims effected without its consent. If the Indemnifying Party, within fifteen days after receipt of notice of the commencement of any Proceeding relating to a Third Party Claim (or, if earlier, by the fifteenth day preceding the day on which an answer or other pleading must be served in order to prevent judgment by default in favor of the Person asserting such Third-Party Claim or initiating such Proceeding) does not assume actively and in good faith the defense of any such Third-Party Claim or Proceeding relating thereto, the Indemnified Party may, at the Indemnifying Party’s expense, assume the defense of such Third-Party Claim or Proceeding relating thereto, after giving notice of the same to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate, and the Indemnifying Party shall be entitled to participate in (but not control) such defense or Proceeding, with its counsel and at its own expense. The Indemnified Party shall not settle or compromise any such Third-Party Claim or Proceeding relating thereto for which it asserts that it is entitled to indemnification under this Agreement, without the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld or delayed).

(c) Notwithstanding the foregoing, if an Indemnified Party determines in good faith that there is a reasonable probability that a Proceeding may subject it or any of its Related Persons to a liability other than monetary damages, the Indemnified Party may, by notice to the Indemnifying Party, assume the exclusive right to defend, compromise, or settle such Proceeding, but the Indemnifying Party will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).

(d) The Sellers hereby consent to the non-exclusive jurisdiction of any court in which a Proceeding is brought against any Indemnified Party for purposes of any Claim that an Indemnified Person may have under this Agreement with respect to such Proceeding or the matters alleged therein, and agree that process may be served on any Seller Party with respect to such a claim anywhere in the world.

(e) The Indemnified Party or the Indemnifying Party, as the case may be, shall furnish such information in reasonable detail as it may have with respect to a Third-Party Claim (including copies of any summons, complaint or other pleading which may have been served on such party and any written Claim, invoice, billing or other document evidencing or asserting the same) to the other party if such other party is assuming defense of such Claim, and make available all records and other similar materials which are reasonably required in the defense of such Third-Party Claim and shall otherwise reasonably cooperate with and assist the defending party in the defense of such Third-Party Claim.

(f) With respect to any Third-Party Claim subject to indemnification under this Article VII: (i) both the Indemnified Party and the Indemnifying Party, as the case may be, shall keep the other Person reasonably informed of the status of such Third-Party Claims and any related Proceedings at all stages thereof where such Person is not represented by its own counsel, and (ii) the parties agree (each at its own expense) to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim.

7.7 Procedure for Other Indemnification Claims

A claim for indemnification for any matter not involving a Third Party Claim may be asserted by notice to the Party from whom indemnification is sought.

7.8 Adjustments to Purchase Price

For all Tax purposes, the Parties agree to treat (and will cause each of their respective Related Persons to treat) any payment made under this Article VII as an adjustment to the Purchase Price.

7.9 Independent Reliance and Related Matters

(a) The Parties acknowledge and agree that any of the subsections of Section 7.2 and Section 7.3 may be relied upon independently of and without regard to any other of such subsections more specifically or generally covering the same subject matter. An Indemnified Party shall be entitled to seek recovery under such provisions of this Agreement that maximizes its recovery (e.g., if particular Damages would be subject to the deductible in Section 7.4(c) if a Claim were made under one provision but would not be subject to such deductible if made under another provision, then the Indemnified Party may seek recovery under the provision that is not subject to the deductible).

(b) The Sellers’ obligations to indemnify the Buyer Indemnified Persons under Section 7.2 (as limited by the other provisions of this Agreement) shall not be affected or reduced by the Buyer’s obligations under Section 7.3(c).

7.10 Access and Information

With respect to any Claim for indemnification hereunder, the Indemnified Party will give to the Indemnifying Party and its counsel, accountants and other representatives reasonable access, during normal business hours and upon the giving of reasonable prior notice, to its Books and Records relating to such Claims, and to its employees, accountants, counsel and other representatives, all without charge to the Indemnifying Party except for reimbursement of reasonable out-of-pocket expenses. Notwithstanding anything contained in Section 5.5 to the contrary, if a Claim for indemnification is made hereunder, the Indemnified Party agrees to maintain their Books and Records then in its possession that may relate to such Claim for such period of time as may be necessary to enable the Indemnifying Party to resolve such Claim.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Expenses

Except as otherwise expressly provided in this Agreement, each party will bear its own reasonable expenses incurred in connection with the preparation and execution of this Agreement, including all reasonable fees and expenses of legal counsel, accountants and other advisors.

8.2 Public Announcements

Any public announcement or similar publicity with respect to this Agreement or the Contemplated Transactions will be issued, if at all, at such time and in such manner as the Buyer and the Sellers mutually determine. Unless consented to in writing by the Buyer in advance, or required by Legal Requirements (in which case the contents of the proposed disclosure and the time and place the disclosure will take place will be provided in advance to the Buyer), the Sellers shall keep this Agreement and any other Transaction Documents strictly confidential and may not make any disclosure of this Agreement or any other Transaction Documents to any Person. The Sellers and the Buyer will consult with each other concerning the means by which each of the Sellers’ employees, customers, and suppliers and others having dealings with each such entity will be informed of the Contemplated Transactions, and the Buyer will have the right to be present for any such communication.

8.3 Notices

All notices, consents, waivers, and other communications under this Agreement must be in writing and delivered by hand, by reputable overnight delivery service or other courier or by certified mail, postage prepaid, return receipt requested and will be deemed to have been duly given: (a) when received, if delivered by hand (with written confirmation of receipt); (b) when received, if sent by an overnight delivery service or other courier, in each case to the appropriate addresses set forth below or (c) on the date receipt is acknowledged if delivered by certified mail, postage prepaid, return receipt requested (or to such other addresses as a Party may designate in writing to the other Parties in accordance with this Section 8.3):

If to any Seller Party, to:

Harry Fleming

Residential Renewable Energy Technologies, Inc.

4120 Southwest Freeway, Suite 150

Houston, Texas 77042

Telephone: (713) 540-0363

If to the Buyer, to:

President

IES Residential, Inc.

10203 Mula Circle

Stafford, TX 77477

Telephone: (281) 498-2212

with a copy to:

General Counsel

Integrated Electrical Services, Inc.

One Sound Shore Drive, Suite 304

Greenwich, CT 06830

Telephone: (203) 992-1113

8.4 Further Assurances

The Parties agree, after the Closing: (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such further documents, instruments or conveyances, and (c) to do such other acts and things, all any other Party may reasonably request in order to further effect the Contemplated Transactions.

8.5 Waiver

The rights and remedies of the Parties are cumulative and not alternative. Neither the failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or any other Transaction Document will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable Legal Requirements, (a) no claim or right arising out of this Agreement or any other Transaction Document can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Parties, (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given, and (c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement.

8.6 Entire Agreement and Modification

This Agreement and the other Transaction Documents supersede all prior agreements between or among the Parties with respect to the subject matter hereof and thereof and constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof. This Agreement may not be amended, modified or supplemented except by a written agreement executed by the Party to be charged with the amendment, supplement or modification.

8.7 Disclosure Letter

(a) Matters or items disclosed in any section of the Disclosure Letter shall be deemed to be disclosed for purposes of all other sections of the Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is also responsive to such other sections of the Disclosure Letter.

(b) The disclosure of any item in the Disclosure Letter is not to be deemed to constitute knowledge or belief by the Sellers or an admission that, such information actually constitutes noncompliance with, or a breach or violation of, any Legal Requirement to which such disclosure is applicable.

8.8 Assignments; Successors; Third-Party Rights

No Party may assign any of its rights under this Agreement without the prior written consent of the other Parties except that the Buyer may assign any of its rights under this Agreement to any affiliate of Buyer. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the Parties. This Agreement is solely for the benefit of, and nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties and their successors and permitted assigns any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.

8.9 Severability

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

8.10 Time of Essence

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

8.11 Governing Law

This Agreement shall be construed and interpreted and the rights of the Parties governed by the internal laws of the State of New York without regard to any conflict of law or choice of law principles that would apply the substantive law of another jurisdiction.

8.12 Dispute Resolution

Any dispute among the Parties that arises from or relates to this Agreement or any of the other Transaction Documents, the relationship between such Parties that is created pursuant to such agreements, any alleged breach of any provision hereof or thereof, or in any way relating to the subject matter of such agreements (all of which are referred to herein as “Disputes”), including any Disputes that are extra-contractual in nature, or that are based on contract, tort, state or federal law, or other legal or equitable bases, regardless of whether a Party is seeking Damages or any other relief and regardless of whether or not any specific Transaction Document refers to this Section 8.12 shall be resolved as provided in this Section 8.12; provided, however, that (i) the term “Disputes” does not include any disagreement under Section 2.6 because specific procedures are specified therein to resolve such disagreements and (ii) a Party shall be permitted to take the actions contemplated by Section 8.12(a).

(a) This Section 8.12 will not be construed to prevent the Parties from instituting, and the Parties are authorized to institute, formal proceedings (including seeking provisional remedies such as attachment, preliminary injunction, and replevin from the appropriate court) earlier to avoid the expiration of any applicable limitations period, to avoid irreparable harm, to enforce the restrictive covenants set forth in Section 5.1, to preserve a superior position with respect to other creditors, or to pursue injunctive or other equitable remedies.

(b) Any Dispute shall be submitted to mandatory and binding arbitration at the election of any Party (the “Disputing Party”) pursuant to the following conditions:

(i) Procedures. The arbitration shall be conducted pursuant to the then applicable Commercial Arbitration Rules of the AAA, except as expressly provided in this Section 8.12 (the “AAA Rules”). The arbitrator (the “Arbitrator”) shall be selected pursuant to the procedures set forth in Section 8.12(b)(ii). In resolving the substance of the Dispute, the Arbitrator shall apply substantive law of the state of New York or applicable substantive federal law, without regard to any conflict of law or choice of law principles that would apply the substantive law of another jurisdiction.

(ii) Selection of Arbitrator.

1. The Disputing Party shall notify the other parties that it is submitting the Dispute to final and binding arbitration to be conducted privately and confidentially in accordance with the terms of this Section 8.13.

2. The Dispute shall be resolved by a single Arbitrator mutually acceptable to the parties to such Dispute. If such parties are unable to agree upon a mutually acceptable Arbitrator within 30 days of the submission of the Dispute to arbitration, such Arbitrator shall be appointed in accordance with the then-applicable AAA Rules.

(iii) Replacement of Arbitrator. Should any Arbitrator refuse or be unable to proceed with arbitration proceedings as called for by this Section 8.12(b), such Arbitrator shall be replaced in the same manner by which he or she was appointed.

(iv) Place of Arbitration. The arbitration shall be held in Houston, Texas and shall be conducted in the Houston, Texas office of the AAA for purposes of such arbitration. The Parties expressly consent to the location of such arbitration and agree not to contest this venue provision or the choice of law provision set forth in Section 8.12(b)(i), it being acknowledged and agreed that Texas bears a reasonable relation to this Agreement and the Parties have knowingly and voluntarily elected a Texas forum. Any action in order to enforce this arbitration clause or an award granted hereunder may be brought in any court of competent jurisdiction. Process in any such

Proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 8.3 will be deemed effective service of process on such Party.

(v) Conduct of Arbitration. Upon the service of an arbitration demand, the Parties shall discuss and attempt to agree upon the manner, timing and extent of discovery that may be conducted prior to and in preparation for the arbitration hearing. In the event the Parties are unable to agree upon the manner, timing and extent of discovery, such issues shall be submitted to the Arbitrator for resolution. However, under no circumstances shall the Arbitrator allow more depositions, interrogatories, requests for production of documents and requests for admission than permitted by the presumptive limitations set forth in Fed. R. Civ. P. 26(b)(2). The Arbitrator shall have the authority to impose appropriate sanctions, including an award of reasonable attorneys’ fees, against any party that fails to cooperate in good faith in discovery permitted by this Section 8.12(b)(v) or ordered by the Arbitrator. If the amount in dispute is less than $1,000,000.00, unless otherwise agreed by the Parties the arbitration hearing shall be conducted no later than 150 days after the determination of the Arbitrator in accordance with the procedures set forth in Section 8.12(b)(ii). If the amount in dispute is $1,000,000.00 or more, the arbitration hearing shall be conducted at such time as the Parties have completed the discovery permitted by this Section 8.12(b)(v) and as determined by the Arbitrator. Unless otherwise agreed by the Parties, the arbitration hearing shall be conducted on consecutive days. There shall be no transcript of the arbitration hearing. The Arbitrator must give effect to legal privileges including the attorney-client privilege and the work-product immunity.

(vi) Arbitration Award. The Arbitrator shall render a binding, reasoned decision within 20 days following the completion of the arbitration hearing. The award of the Arbitrator shall be in writing. The Arbitrator must certify in the award that such award conforms to the terms and conditions set forth in this Agreement (e.g., the award must comply with the parameters set forth in Article VII). The award rendered by the Arbitrator shall be binding and conclusive, and judgment on the award may be entered pursuant to Section 8.12(b)(iv).

(vii) Time of the Essence. The Arbitrator is instructed that time is of the essence in the arbitration proceeding, and that the Arbitrator shall have the right and authority to issue reasonable monetary sanctions against any Party if, upon a showing of good cause, such Party is unreasonably delaying the proceeding. The amount of such sanction shall be related to the additional harm, if any, caused by the delay.

(viii) Expenses. The Arbitrator shall have the authority to assess the costs and expenses of the arbitration proceeding (including the Arbitrator’s fees and expenses) against any of the parties to such proceeding. The Arbitrator shall also have the authority to award attorneys’ fees and expenses to the prevailing side.

(ix) Confidentiality. To the fullest extent permitted by law, the arbitration proceedings and award shall be maintained in confidence by the Parties.

(x) Severability. The provisions of this Section 8.12 are independent of the remaining provisions of this Agreement and the Parties intend that the provisions of this Section 8.12 shall continue in effect even though one or more provisions of the Agreement (including, for the avoidance of doubt, any provision of this Section 8.12) shall be determined to be invalid or unenforceable by a court of competent jurisdiction. This agreement to arbitrate shall also survive the termination or expiration of this Agreement.

(c) Acknowledgment. THE PARTIES EXPRESSLY ACKNOWLEDGE AND AGREE THAT THEY HAVE READ AND UNDERSTOOD THIS SECTION 8.12 AND THAT THEY ARE HEREBY KNOWINGLY AND VOLUNTARILY WAIVING THEIR RIGHT TO A JURY TRIAL AND JUDICIAL PROCEEDINGS OTHER THAN THOSE SPECIFIED IN SECTION 8.12(b).

8.13 Specific Performance

Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity. Each Party hereby waives the defense in any equitable proceeding that there is an adequate remedy at law for any such actual or threatened breach of this Agreement.

8.14 No Presumption Against Any Party

Neither any Transaction Document nor any uncertainty or ambiguity therein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. On the contrary, each Transaction Document has been reviewed by each of the Parties and their counsel and shall be construed and interpreted according to the ordinary meaning of the words used so as to fairly accomplish the purposes and intentions of all Parties.

8.15 Counterparts

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original Agreement and all of which, when taken together, will be deemed to constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile transmission or scanned and e-mailed transmission will constitute effective execution and delivery of this Agreement and may be used in lieu of the original Agreement for all purposes. At the request of any Party, the Parties will confirm facsimile or scanned and emailed transmission by signing a duplicate original document.

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first written above.

IES RENEWABLE ENERGY, LLC

By:	/s/ William e. Wilks
Name:	William e. Wilks
Title:	Vice President

RESIDENTIAL RENEWABLE ENERGY TECHNOLOGIES, INC.

By:	/s/ Harry Fleming
Name:	Harry Fleming
Title:	Director

ENERGY EFFICIENCY SOLAR, INC.

By:	/s/ Douglas Samuelson
Name:	Douglas Samuelson
Title:	Corporate Secretary

LONESTAR RENEWABLE TECHNOLOGIES ACQUISITION CORP., Successor By Way Of Amalgamation With Acro Energy Technologies Corp.

By:	/s/ Andy Chen
Name:	Andy Chen
Title:	Chief Financial Officer

With respect to Section 5.1 and those other Sections of this Agreement (including Section 8.13)necessary to interpret and enforce Section 5.1:

/s/ Harry J. Fleming
By: Harry J. Fleming

/s/ Douglas Samuelson
By: Douglas Samuelson

/s/ Brad C. Kovnat
By: Brad C. Kovnat

/s/ Eric Williams
By: Eric Williams

/s/ Kuang Jui Chen
By: Kuang Jui Chen

With respect to Sections 6.2(i) and (j), 7.2 and 8.4 and those other Sections of this Agreement necessary to interpret and enforce Section 7.2:

2818 Associates Ltd.

/s/ Harry J. Fleming
By: Harry J. Fleming

/s/ Brad C. Kovnat
By: Brad C. Kovnat

/s/ Robert J. Giblin
By: Robert J. Giblin

/s/ Donald Kramer
By: Donald Kramer

EXHIBIT A

DEFINED TERMS

“AAA” means the American Arbitration Association

“AAA Rules” is defined in Section 8.12(b)(i).

“Accounts Receivable” means all accounts and notes receivable from account, note and other debtors of the Sellers.

“Agreement” is defined in the preamble.

“AR Balance” means all Debt owed by Lonestar and EES to IES as of the day prior to the Closing Date under that certain Master Solar Subcontract dated August 4, 2011 and any and all amendments and addendums thereto, which aggregates not less than Three Million Seven Hundred Thousand Dollars ($3,700,000.00) . For the avoidance of doubt, AR Balance shall not include any Debt to Buyer under this Agreement or any other Transaction Documents.

“Arbitrator” is defined in Section 8.12(b)(i).

“Assignment and Assumption Agreement” is defined in Section 6.2(c).

“Assumed Obligations” means: (a) obligations first arising and solely attributable to the ownership and operation of the Purchased Assets at and after the Effective Time under any Material Contract set forth on Schedule 3.13(a) or under any Assumed Real Property Lease for which consent is not needed (unless obtained and furnished to the Buyer before Closing) (it being acknowledged for the avoidance of doubt that payment and other obligations arising under the Material Contracts or Assumed Real Property Leases or other Contracts that are Purchased Assets at or after the Effective Time but which relate to, in part or in whole, matters occurring prior to the Effective Time, to the extent relating to pre-Effective Time matters, shall not be Assumed Obligations and shall be Excluded Liabilities); and (b) obligations arising from the ownership, use, possession, or operation of the Purchased Assets to the extent attributable to conditions or circumstances first occurring or existing at and after the Effective Time; provided, however, that any Damages or Claims arising from or attributable to any breach by the Sellers of any representation and warranty contained in this Agreement shall not be Assumed Obligations.

“Assumed Personal Property” means all Personal Property of any kind or nature located in the state of California, including without limitation the Scheduled Personal Property, excluding only those items of Personal Property listed on Schedule C.

“Assumed Real Property” means the real property subject to the Assumed Real Property Leases.

“Assumed Real Property Leases” means that certain (a) Air Commercial Real Estate Association Standard Industrial/Commercial Single-Tenant Lease –Gross dated March 17, 2011 between EES and Bakker-Kiernan, LLC for nonresidential real property commonly known as 4213 Technology Drive, Modesto, California, and (b) Commercial Lease between EES and Filomeno and Elisa Cabral dated August 24, 2010 for nonresidential real property commonly known as 308 W. Monterey Street, Pomona, California.

“Benefit Arrangements” is defined in Section 3.9(a).

“Books and Records” means all books and records of the Sellers pertaining to the Business or the Purchased Assets, including all books of account, journals and ledgers, files, correspondence, memoranda, maps, plats, customer lists, suppliers lists, personnel records relating to Business Employees, catalogs, promotional materials, data processing programs and other computer software, building and machinery diagrams and plans, and Customer Relations Management databases, including SalesForce.com and all improvements to date and data necessary to conduct the ongoing Business.

“Business” means the solar panel install business and operations performed by the Sellers.

“Business Day” means each day other than a Saturday, Sunday, federal holiday or other day on which national banks in Houston, Texas, Pomona, California or Greenwich, Connecticut are authorized or required by law to be closed.

“Business Employee” is defined in Section 3.15(a).

“Buyer” is defined in the preamble.

“Buyer’s FSA” is defined in Section 5.6(h).

“Buyer Indemnified Persons” is defined in Section 7.2(a).

“Cap” is defined in Section 2.2(a).

“Cash” means all of the Sellers cash existing as of the date prior to the Closing Date.

“CERCLA” means the United States Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq., as amended, and comparable state statutes and regulations.

“Claim” means any and all claims, causes of action, demands, lawsuits, suits, information requests, proceedings, governmental investigations or audits and administrative orders.

“Closing” is defined in Section 6.1.

“Closing Date” is defined in Section 6.1.

“Co-Borrowers” means the co-borrowers under the Encore loan consisting of 2818 Associates Ltd., Harry J. Fleming, Brad. C. Kovnat, Robert J. Giblin and Donald Kramer.

“Consent” means any approval, consent, ratification, waiver, or other authorization for any Person (including any Governmental Authorization).

“Contemplated Transactions” means all of the transactions contemplated by the Transaction Documents.

“Continued Employee” is defined in Section 5.6(b).

“Contract” means any contract, agreement, understanding, option, right to acquire, preferential purchase right, preemptive right, warrant, indenture, debenture, note, bond, loan, loan agreement, collective bargaining agreement, lease, mortgage, franchise, license, purchase order, bid, commitment, letter of credit, guaranty, surety or any other legally binding arrangement, whether oral or written.

“Control” (including the correlative terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management and policies of a Person, whether through the ownership of voting securities or other Interests, by Contract, or otherwise.

“Creditors’ Rights” is defined in Section 3.2(a).

“Damages” means all debts, liabilities, obligations, losses, damages, Taxes, costs and expenses, interest (including prejudgment interest), penalties, fines, reasonable legal fees, disbursements and costs of investigations, deficiencies, levies, duties and imposts.

“Debt” means, with respect to any Person, without duplication (and whether any of the following obligations are accrued or unaccrued):

(a)	all indebtedness for borrowed money, including, all principal, interest or other obligations evidenced by or under a note, bond, debenture, letter of credit, draft or similar instrument;

(b)	that portion of obligations with respect to capitalized or synthetic leases that is properly classified as a liability on a balance sheet in accordance with GAAP;

(c)	liabilities under or pursuant to interest rate cap contracts, forward contracts, spot market contracts, swap contracts, futures contracts, foreign currency exchange contracts and other hedging or similar contracts (including breakage or associated fees);

(d)	all obligations to pay the deferred purchase price of property or services (including the earned portion of any so-called “earn-out” obligations);

(e)	all indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property;

(f)	all indebtedness and obligations of the types described in the foregoing clauses (a) through (e) to the extent secured by any Encumbrance on any property or asset owned or held by that Person, regardless of whether the indebtedness secured thereby shall have been incurred or assumed by that Person or is otherwise nonrecourse to the credit of that Person; and

(g)	all guarantees of any of the foregoing.

“Disclosure Letter” means the disclosure letter executed by a duly authorized representative of the Seller and delivered by the Seller to Buyer concurrently with the execution and delivery of this Agreement.

“Disputes” is defined in Section 8.12.

“Disputing Party” is defined in Section 8.12(b).

“EES” is defined in the preamble.

“Effective Time” is defined in Section 6.1.

“Employment Contract” means any management, consulting, profit sharing, equity option, equity purchase, pension, retainer, welfare, phantom equity, equity appreciation or other equity-incentive, deferred compensation, retirement, change in control, severance, retention or employment Contract.

“Employment Offer” is defined in Section 5.6(a).

“Encore Loan” means collectively, the Loan Agreement and Revolving Line of Credit Promissory Note, as amended from time to time, dated as of December 21, 2010, between Encore Bank, National Association, as lender, and Acro Energy Technologies, Inc., 2818 Associates Ltd., Harry J. Fleming, Brad. C. Kovnat, Robert J. Giblin and Donald Kramer, as borrowers.

“Encumbrance” means any charge, claim, marital or community property interest, condition, equitable interest, lien, option, pledge, security interest, condemnation award, preferential purchase right, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), ground waters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

“Environmental, Health, and Safety Liabilities” means any and all cost (including court costs and reasonable amounts for attorneys’ fees, fees for witnesses and experts, and costs of investigation and preparation for defense of any Claim), damages, expense, liability, obligation, or other responsibility arising from or under an Environmental Law or an Occupational Safety and Health Law and consisting of or relating to:

(a)	any environmental, health, or safety matters or conditions (including on-site or off-site contamination, occupational safety and health, and regulation of chemical substances or products);

(b)	Proceedings, Damages, Claims, demands and response, investigative, remedial, or inspection costs and expenses arising under Environmental Law or Occupational Safety and Health Law;

(c)	financial responsibility under Environmental Law or Occupational Safety and Health Law for cleanup costs, corrective action or reclamation, including any investigation, cleanup, removal, containment, or other remediation, response or reclamation actions required by applicable Environmental Law or Occupational Safety and Health Law and for any natural resource damages;

(d)	identification of any of the Sellers or any Related Party of any of the Sellers or any Predecessor as a potentially responsible party under CERCLA or under any Environmental Law similar to CERCLA;

(e)	presence at any time before the Effective Time of any above-ground and/or underground storage tanks, or any asbestos-containing material on, in, at, or under any property used in connection with the Business; or

(f)	any other compliance, reclamation, corrective, investigative, or remedial measures required under any Environmental Law or Occupational Safety and Health Law or otherwise made in response to any notice, demand, directive or request from a Governmental Body.

The terms “removal”, “remedial” and “response action” include the types of activities required by CERCLA and similar Environmental Laws to respond to a Release or Threat of Release of Hazardous Materials.

“Environmental Law” means any Legal Requirement that requires or relates to:

(a)	advising appropriate authorities, employees, and the public of the threat of, intended or actual releases of pollutants or hazardous substances or materials, violations of discharge limits, or other prohibitions and of the commencement of activities, such as resource extraction or construction, that could have significant impact on the Environment;

(b)	preventing or reducing to acceptable levels the release of pollutants or hazardous substances or materials into the Environment;

(c)	reducing the quantities, preventing the release, or minimizing the hazardous characteristics of wastes that are generated;

(d)	assuring that products are designed, formulated, packaged, and used so that they do not present unreasonable risks to human health or the Environment when used or disposed of;

(e)	protecting natural resources, species, or ecological amenities;

(f)	reducing to acceptable levels the risks inherent in the transportation of hazardous substances, pollutants, oil, or other potentially harmful substances;

(g)	cleaning up Hazardous Materials that have been Released, preventing the Threat of Release, or paying the costs of such clean up or prevention;

(h)	making responsible parties pay private parties, or groups of them, for damages done to their health or the Environment, or permitting self-appointed representatives of the public interest to recover for injuries done to public assets;

(i)	obtaining Governmental Authorizations prior to engaging in any activities, conduct or actions impacting the Environment; or

(j)	protecting human health or the Environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“ERISA Affiliate” means, with respect to any Person, trade or business, any other Person, trade or business that is a member of a group described in IRC Section 414(b), (c), (m) or (o) or ERISA Section 4001(b)(l) that includes the first Person, trade or business, or that is a member of the same “controlled group” as the first Person, trade or business pursuant to ERISA Section 4001(a)(14).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“Excluded Assets” means Cash as of the Closing, all Real Property other than the Assumed Real Property, all Employment Contracts, minute books and Tax Returns of the Sellers, all personnel Records and other Records that the Sellers are required by Legal Requirements to retain in its possession, all rights of the Sellers under this Agreement and any Transaction Document, any Tax refunds with respect to any taxable period ending on or before the Closing Date, and any assets relating to a Benefit Arrangements.

“Excluded Damages” is defined in Section 7.4(d).

“Excluded Liabilities” means all debts, liabilities and obligations of any kind or character, whether known or unknown, absolute, accrued, contingent or otherwise (whether or not disclosed in a schedule to this Agreement) of the Sellers or any of their respective Related Persons or which otherwise result in the imposition of an Encumbrance, other than a Permitted

Encumbrance, on any of the Purchased Assets, other than the Assumed Obligations. Excluded Liabilities include, for the avoidance of doubt and without limitation, (a) any Damages or Claims, whether or not disclosed in a schedule to this Agreement (other than the Assumed Obligations), which Damages or Claims arise out of, relate to or result from non-compliance with Legal Requirements committed prior to the Effective Time that relate to the Business or the Sellers or any of their respective Related Persons (including any non-compliance with Environmental Laws), (b) any Environmental, Health or Safety Liabilities of the Sellers or any of their respective Related Persons arising from or as a consequence of any circumstance or condition existing or event occurring prior to the Effective Time, (c) the following Taxes: (i) any and all Taxes imposed on any of the Sellers or any of their Related Persons; (ii) any Taxes imposed on or with respect to the Excluded Assets and (iii) any and all Taxes imposed on or with respect to the Purchased Assets and/or the Business for any Pre-Closing Taxable Period, (d) any debts, liabilities and obligations of any kind or character, whether known or unknown, absolute, accrued, contingent or otherwise arising out of, relating to or resulting any of the Sellers’ compliance with employee pay or classification requirements, including overtime pay requirements, prior to the Closing, and (e) any debts, liabilities and obligations of any kind or character, whether known or unknown, absolute, accrued, contingent or otherwise arising out of, relating to or resulting from a Plan and/or Other Benefits Obligations, from the Encore Loan or any other loan obligations entered into by any Seller or from any litigation proceeding or warranty claim imposed on any Seller and disclosed in the Disclosure Letter and the Schedules thereto.

“Family” means, with respect to any natural person, collectively: (a) such natural person, (b) such person’s spouse and former spouses, (c) any other natural person who is related to such person or such person’s spouse within the second degree (including by way of adoption), and (d) any other natural person who resides with such person.

“Financial Statements” is defined in Section 3.3(a).

“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time.

“Governmental Authorization” means any Consent, license, permit, waiver or certificate issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” means any governmental, quasi-governmental, state, county, city, village, district or other political subdivision of the United States or any other country, any multinational organization or body, or any agency, court or instrumentality, foreign or domestic, or statutory or regulatory body thereof.

“Gross Revenue” means the gross Revenue recognized in accordance with GAAP generated from Buyer’s business operations arising from the Purchased Assets, which, for the avoidance of doubt, shall not include any revenue whatsoever from any Contracts or backlog of the Sellers in existence as of January 4, 2013, the date of the Term Sheet signed by the Parties, or any amendments, supplements or replacements to such Contracts involving the same homeowner contract parties but with our without the same financing parties, including without limitation any such Contracts or backlog identified on Schedule A hereto.

“Hazardous Activity” means the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release or Threat of Release, storage, transfer, transportation, treatment, or use (including any extraction) of Hazardous Materials in, on, under, about, or from the Real Property or in connection with the Business that may result in any Environmental, Health and Safety Liabilities.

“Hazardous Materials” means any chemical, product, material, waste or other substance (including any admixture or solution thereof) that whether by its nature or its use is regulated or as to which liability might arise under any Environmental Law, and specifically including: (a) solid or hazardous wastes, as defined in any Environmental Law, (b) hazardous substances, as defined in any Environmental Law, (c) toxic substances, as defined in any Environmental Law, (d) pollutants or contaminants, as defined in any Environmental Law, (e) insecticides, fungicides, or rodenticides, as defined any Environmental Law, (f) petroleum hydrocarbons including natural gas, crude oil, or any components, fractions or derivatives thereof, and (g) gasoline or any other petroleum product or byproduct, polychlorinated biphenyls, asbestos, urea formaldehyde, naturally occurring radioactive materials, radioactive materials or radon.

“Hire Date” is defined in Section 5.6(a).

“IES” is defined in the preamble.

“Improvements” is defined in Section 3.5(b)(viii).

“Indemnified Party” is defined in Section 7.6(a).

“Indemnifying Party” is defined in Section 7.5.

“Installation Contracts” means all Contracts for the development, installation and/or sale of solar systems (including any master Contract and addendums thereto), including that certain Master Development, Installation and Purchase Agreement, dated as of August 1, 2012 between Residential and OneRoof Energy, Inc. and any and all addendums thereto, and that certain Master Solar Facility Turnkey Contract, dated as of October 16, 2009 between Acro Energy Technologies, Inc. and its parent company Acro Energy Technologies Corp. and SunRun, Inc. and any and all addendums thereto.

“Intellectual Property Assets” is defined in Section 3.17(a).

“Interest” means, with respect to any Person: (a) capital stock, member interests, partnership interests, other equity interests, rights to profits or revenue and any other similar interest of such Person; (b) any security or other interest convertible into or exchangeable or exercisable for any of the foregoing; and (c) any right (contingent or otherwise) to acquire any of the foregoing.

“IRC” means the Internal Revenue Code of 1986, as amended, or any successor law, and regulations issued by the IRS pursuant to the Internal Revenue Code or any successor law.

“IRS” means the United States Internal Revenue Service or any successor agency, and, to the extent relevant, the United States Department of the Treasury.

“Knowledge” means, (a) with respect to the Sellers, and in reference to any fact or other matter, that any of Harry J. Fleming, Douglas Samuelson, Brad C. Kovnat, Eric Williams, Kuang Jui Chen, Robert J. Giblin or Donald Kramer is, or at any time was, actually aware of such fact or other matter and (b) with respect to the Buyer, and in reference to any fact or other matter, that any of Dwayne Collier, Gail Makode, Robert Lewey, Teddy Wilks, Abigail Ferrari, William Albright, or Jared Hartley is, or at any time was, actually aware of such fact or other matter.

“Latest Financials” is defined in Section 3.3(a)

“Leased Real Property” is defined in Section 3.5(b).

“Legal Requirement” means any law, statute, treaty, code, ordinance, order, rule, rule of common law, regulation, judgment, decree, injunction, franchise, permit, certificate, license, authorization, or other directional requirement of any Governmental Body.

“Lonestar” is defined in the preamble.

“Material Contracts” is defined in Section 3.13(a).

“Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of voting securities or other voting Interests representing at least 10% of the outstanding voting power of a Person or equity securities or other equity Interests representing at least 10% of the outstanding equity securities or equity interests in a Person.

“Non-Compete Subject Parties” is defined in Section 5.1.

“Occupational Safety and Health Law” means any Legal Requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program designed to provide safe and healthful working conditions, including the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.) and comparable state statutes and regulations.

“Order” means any award, decision, injunction, judgment, order, ruling, finding, determination, subpoena, or verdict entered, issued, made, or rendered by any Governmental Body or by any arbitrator.

“Ordinary Course of Business” means the ordinary and usual course of operations of the Business consistent with past practices and customs.

“Organizational Documents” means: (a) the articles or certificate of incorporation and the bylaws of a corporation, (b) the partnership agreement and any statement of partnership of a general partnership, (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership, (d) the articles or certificate of organization and the operating agreement of a limited liability company, (e) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person, and (f) any amendment to any of the foregoing.

“Other Benefit Obligations” means all obligations, arrangements, or customary practices, whether or not legally enforceable, to provide benefits, other than salary, as compensation for services rendered, to present or former directors, managers, employees, contractors or agents, other than obligations, arrangements, and practices that are Plans, that are owed, adopted, or followed by any of the Sellers or any of their respective ERISA Affiliates or with respect to which any of the Sellers or any of their respective ERISA Affiliates participates, sponsors, maintains, contributes or is a party or may have any liability or obligation whether actual or contingent. Other Benefit Obligations include, without limitation, Employment Contracts and consulting agreements under which the compensation paid does not depend upon the amount of service rendered, sabbatical policies, vacation policies, severance payment policies, plans or agreements, deferred compensation policies, plans or agreements, equity option, phantom equity, or other equity compensation plans, bonus arrangements, change in control policies, plans or agreements and fringe benefits within the meaning of IRC Section 132.

“Owned Real Property” is defined in Section 3.5(a).

“Party” and “Parties” are defined in the second paragraph in this Agreement.

“Permitted Encumbrances” means:

(a) Encumbrances for current period Taxes which are not yet due and payable,

(b) inchoate Encumbrances arising by operation of law, including materialman’s, mechanic’s, repairman’s, laborer’s, warehousemen, carrier’s, employee’s, contractor’s and operator’s Encumbrances arising in the Ordinary Course of Business (excluding any Encumbrances relating to or arising out of Employee Benefit Plans) but only to the extent such Encumbrances secure obligations that, as of the Closing, are not due and payable and are not being contested unless being contested in good faith,

(c) Encumbrances pursuant to the terms of Real Property Leases,

(d) zoning and other land use regulations of any Governmental Body, provided that such regulations do not materially impair or diminish the present use of the property subject thereto, and

(e) Encumbrances affecting a landlord’s interest in property leased to the Sellers, including under any Material Contract, so long as such Encumbrances do not breach and are not reasonably likely to breach a customary covenant of quiet enjoyment (due to the existence of a non-disturbance agreement or other arrangement in which the tenant’s interest is recognized and protected).

“Person” means any natural person, firm, limited partnership, general partnership, association, corporation, limited liability company, company, trust, other organization (whether or not a legal entity), public body or government, including any Governmental Body.

“Personal Property” is defined in Section 3.5(c).

“Plan” means any “employee benefit plan,” as such term is defined in ERISA Section 3(3) (including, but not limited to, employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA) with respect to which any of the Sellers or an ERISA Affiliate of any of the Sellers is or was a Plan Sponsor, or to which any of the Sellers or an ERISA Affiliate of any of the Sellers otherwise maintains or contributes or has maintained or contributed, or is or has been required to maintain or contribute, or in which any of the Sellers or an ERISA Affiliate of any of the Sellers otherwise participates or has participated.

“Plan Sponsor” has the meaning given in ERISA Section 3(16)(B).

“Pre-Closing Taxable Period” means any taxable period ending on or before the Closing Date and that portion of any taxable period beginning on or before and ending after the Closing Date up to and including the Closing Date.

“Predecessor” means any Person whose liabilities, including liabilities arising under any Environmental Law, have or may have been retained or assumed by any of the Sellers or any Related Person of any of the Sellers, either contractually or by operation of law.

“Proceeding” means any action, arbitration, audit, hearing, investigation, inquiry, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Property Taxes” is defined in Section 5.2(a).

“Public Entity” is defined in Section 5.1(a).

“Purchase Price” is defined in Section 2.2.

“Purchase Price Allocation” is defined in Section 2.6.

“Purchased Assets” is defined in Section 2.1(b).

“Real Property” means Owned Real Property and Leased Real Property.

“Real Property Leases” is defined in Section 3.5(b).

“Record” means information that is inscribed as a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

“Related Person” means:

(a) with respect to any natural person: (i) each other member of such person’s Family, (ii) any Person that is directly or indirectly Controlled by such person or one or more members of such person’s Family, (iii) any Person in which such person or members of such person’s Family hold (individually or in the aggregate) a Material Interest, and (iv) any Person with respect to which such person or one or more members of such person’s Family serves as a director, manager, officer, partner, executor, or trustee (or in a similar capacity); and

(b) with respect to any Person other than a natural person: (i) any Person that directly or indirectly controls, is directly or indirectly Controlled by, or is directly or indirectly under common Control with such specified Person, (ii) any Person that holds a material Interest in such specified Person, (iii) each Person that serves as a director, officer, partner, manager, executor, or trustee of such specified Person (or in a similar capacity); (iv) any Person in which such specified Person holds a Material Interest, and (v) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity).

“Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, pumping, pouring, placing, discarding, abandoning, emptying, injecting, dumping, or other releasing into the Environment, whether intentional or unintentional.

“Representative” means, with respect to a particular Person, any director, manager, member, officer, employee, contractor, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Residential” is defined in the preamble.

“Restricted Area” is defined in Section 5.1(a).

“Revenue” means the total revenue generated from the installation of solar energy systems.

“Scheduled Accounts Receivable” is defined in Section 3.7.

“Scheduled Governmental Authorizations” is defined in Section 3.10(b).

“Scheduled Personal Property” is defined in Section 3.5(c).

“Sellers” is defined in the preamble.

“Seller Indemnified Persons” is defined in Section 7.3.

“Seller’s FSA” is defined in Section 5.6(h).

“Tax” means: (a) any taxes, assessments, fees, unclaimed property and escheat obligations and other governmental charges imposed by any Governmental Body, including income, profits, gross receipts, net proceeds, alternative or add on minimum, ad valorem, value added, turnover, sales, use, property, personal property (tangible and intangible), environmental, stamp, leasing, lease, user, excise, duty, franchise, capital stock, transfer, registration, license, withholding, social security (or similar), unemployment, disability, payroll, employment, social contributions, fuel, excess profits, occupational, premium, windfall profit, severance, estimated, or other charge of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, (b) any liability for the payment of any amounts of the type described in clause (a) of this definition as a result of being a member of an affiliated group filing a consolidated U.S. federal income Tax Return or having any liability for Taxes of any Person under Section 1.1502 -6 of the Treasury Regulations (or any similar provision of state, local or foreign law), and (c) any liability of for the payment of any amounts of the type described in clause (a) or (b) of this definition as a result of the operation of law or any express or implied obligation to indemnify any other Person.

“Tax Items” means all items of income, gain, loss, deduction and credit and other Tax items.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax, including any schedules thereto or amendments thereof.

“Term Sheet” means that Term Sheet executed by the Parties effective January 4, 2013 as amended from time to time.

“Third Party Claim” is defined in Section 7.7(a).

“Threat of Release” means a substantial likelihood of a Release that may require action in order to prevent or mitigate damage to the Environment that may result from such Release.

“Transaction Documents” means this Agreement and all other Contracts, conveyances, instruments and certificates delivered at the Closing pursuant to this Agreement.

“Transfer Taxes” is defined in Section 5.2(c).

“Treasury Regulations” means the regulations promulgated under the IRC.

“TSA” means that Transition Services Agreement between Buyer and Sellers dated January 4, 2013, as amended from time to time, and the related agreements.

“Voided Transfer” is defined in Section 2.2(b).

“Waiver and Release” is defined in Section 2.2(b).

“WARN Act” means the Worker Adjustment and Retraining Notification Act, 29 U.S.C. Section 2101, et seq., and any comparable state or local law, and all applicable regulations.

“Workers’ Compensation Law” means Legal Requirements that provide for awards to employees and their dependents for employment-related accidents and occupational diseases.

EXHIBIT B

FORM OF WAIVER AND RELEASE

This WAIVER AND RELEASE is entered into on this 8th day of February, 2013, by and between IES Residential, Inc. (“IES”), Residential Renewable Energy Technologies, Inc. (“Residential”), Energy Efficiency Solar, Inc. (“EES”) and Lonestar Renewable Technologies Acquisition Corp., successor by way of amalgamation with Acro Energy Technologies Corp. (“Lonestar” and with Residential and EES, the “Sellers”, and with IES, the “Parties”).

WHEREAS, IES Renewable Energy, LLC (the “Buyer”), a subsidiary of IES, and the Parties have entered into that certain Asset Purchase Agreement dated February 8, 2013 (the “APA”), pursuant to which the Buyer purchased the Purchased Assets (as defined in the APA) from the Sellers; and

WHEREAS, as of the date hereof, Lonestar and EES are obligated to IES in an amount not less than Three Million Seven Hundred Thousand Dollars ($3,700,000.00) (the “AR Balance”) under that certain Master Solar Subcontract dated August 4, 2011 (the “Master Solar Subcontract”) and any and all amendments and addendums thereto; and

WHEREAS, as part of the consideration for the Purchased Assets, Buyer agreed to waive and release the AR Balance; provided that, for the avoidance of doubt, the AR Balance shall not include any claims, causes of action, demands, lawsuits, suits, information requests, proceedings, governmental investigations or audits and administrative orders, of any kind or nature that Buyer or IES has, had or may have under the APA or any other Transaction Documents (as defined in the APA).

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other valuable consideration, the receipt of which is hereby acknowledged, it is stipulated and agreed by and between the Parties, as follows:

1. IES, on behalf of itself and its predecessors in interests, successors in interests, officers, directors, shareholders, agents, representatives, affiliates, subsidiaries, parents, successors and assigns (collectively, the “IES Parties”), hereby releases the Sellers and all of their predecessors in interests, successors in interests, officers, directors, shareholders, agents, representatives, affiliates, subsidiaries, parents, successors and assigns (collectively, the “Seller Parties”), from all actions, causes of action, suits, debts, sums of money, accounts, damages, claims and demands whatsoever, in law or equity, known or unknown or hereinafter becoming known, liquidated or unliquidated, contingent or fixed, which the IES Parties ever had, now has or hereafter can, shall or may have against the Seller Parties arising from or under or in connection with the Master Solar Subcontract, including without limitation, the AR Balance.

2. The Seller Parties, hereby release the IES Parties, from all actions, causes of action, suits, debts, sums of money, accounts, damages, claims and demands whatsoever, in law or equity, known or unknown or hereinafter becoming known, liquidated or unliquidated, contingent or fixed, which the Seller Parties ever had, now has or hereafter can, shall or may have against the IES Parties arising from or under or in connection with the Master Solar Subcontract or any related agreement.

3. Notwithstanding anything contained herein, if the Contemplated Transaction or the transfer of any of the Purchased Assets to Buyer should for any reason be declared by any Order in any Proceeding to be void or voidable under any state or federal law or Legal Requirement and the transfer is avoided or unwound, or Buyer incurs any Damages in connection with or arising from the Contemplated Transaction or the transfer of any of the Purchased Assets to Buyer for which Buyer has not been indemnified and paid by Sellers, then the liability of Sellers for the AR Balance shall automatically be revived, reinstated, and restored to the extent provided in Section 2.2(b) of the APA. Capitalized terms not otherwise defined in this paragraph shall have the meaning sets for in the APA.

4. This Waiver and Release may be executed in multiple counterparts, which together shall constitute one and the same instrument. Each counterpart may be delivered by email as a .pdf attachment or facsimile transmission, and an emailed or faxed signature shall have the same force and effect as an original signature.

5. This Waiver and Release and all the provisions hereof shall be binding upon and shall inure to the benefit of all the Parties, each of the Parties’ respective executors, heirs, successors and assigns, and all entities claiming by or through any of the Parties.

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first written above.

IES RESIDENTIAL, INC.

By:	/s/ William E. Wilks
Name:	William E. Wilks II
Title:	Vice President

RESIDENTIAL RENEWABLE ENERGY TECHNOLOGIES, INC.

By:	/s/ Harry Fleming
Name:	Harry Fleming
Title:	Director

ENERGY EFFICIENCY SOLAR, INC.

By:	/s/ Douglas Samuelson
Name:	Douglas Samuelson
Title:	Corporate Secretary

LONESTAR RENEWABLE TECHNOLOGIES ACQUISITION CORP., Successor By Way Of Amalgamation With Acro Energy Technologies Corp.

By:	/s/ Andy Chen
Name:	Andy Chen
Title:	Chief Financial Officer

EXHIBIT C

EVIDENCE OF CONSENTS

c-1

SCHEDULE A

Contracts or Backlog of the Sellers in existence as of January 4, 2013

SCHEDULE B1

Sales Commission Payments Schedule Pursuant to Section 2.2(a)

SCHEDULE B2

Deficiencies in Funding Payments to be Deducted from the Purchase Price Payments

SCHEDULE C

Excluded Personal Property

All personal property located at 10700 Richmond Ave,, Suite 275, Houston, Texas 77042.